EXHIBIT D

TABLE OF CONTENTS

INTRODUCTION	D-3

SUMMARY	D-4

UNITED MEXICAN STATES	D-6

Area, Population and Society	D-6
Form of Government	D-6
Foreign Affairs	D-8
Political Reform	D-9

THE ECONOMY	D-10

The Role of the Government in the Economy; Privatization	D-11
Gross Domestic Product	D-14
Prices and Wages	D-18
Interest Rates	D-19
Employment and Labor	D-20

PRINCIPAL SECTORS OF THE ECONOMY	D-23

Manufacturing	D-23
Petroleum and Petrochemicals	D-25
Tourism	D-38
Agriculture	D-38
Transportation and Communications	D-40
Construction	D-41
Mining	D-41
Electric Power	D-42

FINANCIAL SYSTEM	D-43

Central Bank and Monetary Policy	D-43
Banking System	D-46
Banking Supervision and Support	D-47
Recent Legislation relating to Bankruptcy and Secured Transactions	D-51
Credit Allocation by Sector	D-51
Insurance Companies and Auxiliary Credit Institutions	D-52
The Securities Markets	D-53

EXTERNAL SECTOR OF THE ECONOMY	D-55

Foreign Trade	D-55
Geographic Distribution of Trade	D-56
In-bond Industry	D-58
Balance of International Payments	D-59
Direct Foreign Investment in Mexico	D-62
Subscriptions to International Institutions	D-63
Exchange Controls and Foreign Exchange Rates	D-64

PUBLIC FINANCE	D-65

General	D-65
Fiscal Policy	D-66
2007 Budget	D-67
Revenues and Expenditures	D-68
Government Agencies and Enterprises	D-76

PUBLIC DEBT	D-77

General	D-77
Internal Debt of the Federal Government	D-77
External Public Debt	D-78
External Debt Restructuring and Debt and Debt Service Reduction Transactions	D-82
Debt Record	D-85

TABLES AND SUPPLEMENTARY INFORMATION	D-86

INTRODUCTION
     References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on August 13, 2006 (to take effect on the second business day thereafter) was Ps. 10.9915 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.
     Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.
     The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2006 is referred to herein as “2006” and other years are referred to in a similar manner.

SUMMARY
     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.
United Mexican States

											First three
											months of
	2002		2003		2004(1)		2005(1)		2006(1)		2007(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	6,267,474	Ps.	6,895,357	Ps.	7,713,796	Ps.	8,366,328	Ps.	9,155,490	Ps.	9,415,028 (2)
Real(3)	Ps.	1,615,562	Ps.	1,637,396	Ps.	1,705,798	Ps.	1,753,595	Ps.	1,837,261	Ps.	1,839,405 (2)
Real GDP growth		0.8%		1.4%		4.2%		2.8%		4.8%		2.6%
Increase in national consumer price index		5.7%		4.0%		5.2%		3.3%		4.1%		1.0%
Merchandise export growth(4)		1.4%		2.3%		14.1%		14.0%		16.7%		2.19%
Non-oil merchandise export growth(4)		0.4%		0.0%		12.4%		11.0%		15.7%		(14.85)%
Oil export growth		12.4%		25.4%		27.2%		34.8%		22.4%		5.66%.
Oil exports as % of merchandise exports(4)		9.2%		11.3%		12.6%		14.9%		15.6%		14.1%
Balance of payments:
Current account		$(14,109)		$(8,820)		$(6,691)		$(4,908)		$(1,853)		$(2,758)
Trade balance		$(7,633)		$(5,779)		$(8,811)		$(7,587)		$(6,133)		$(2,639)
Capital account		$27,039		$22,249		$11,930		$12,785		$378		$4,763
Change in total reserves(5)		$7,104		$9,451		$4,061		$7,173		$(989)		$1,516
International reserves (end of period)(6)		$47,984		$57,435		$61,496		$68,669		$67,680		$69,196
Net international assets(7)		$50,722		$59,059		$64,233		$74,115		$76,304		$75,882
Ps./$ representative market exchange rate (end of period)(8)		10.313		11.236		11.265		10.778		10,881		11.081
28-day Cetes (Treasury bill) rate (% per annum)(9)		7.1%		6.3%		6.8%		9.2%		7.2%		7.0%

											First three
											months of		Budget(10)
	2002		2003		2004		2005		2006(1)		2007(1)		2007
	(in millions of pesos)
Public Finance(11)
Budgetary public sector revenues	Ps.	357,719	Ps.	380,093	Ps.	391,905	Ps.	408,476	Ps.	454,196	Ps.	119,482	Ps.	434,041
As % of GDP		22.1%		23.2%		23.0%		23.3%		24.7%		26.0%		22.8%
Budgetary public sector expenditures	Ps.	376,470	Ps.	391,783	Ps.	396,548	Ps.	410,614	Ps.	452,586	Ps.	98,952	Ps.	434,041
As % of GDP		23.3%		23.9%		23.3%		23.4%		24.6%		21.5%		22.8%
Public sector balance as % of GDP(12)		(1.2)%		(0.6)%		(0.3)%		(0.1)%		0.1%		4.4%		0.0%
Primary balance as % of GDP(12)		1.7%		2.1%		2.4%		2.4%		2.8%		6.6%		2.7%
Operational balance as % of GDP(12)		(0.5)%		(0.1)%		0.4%		0.3%		0.7%		5.1%		n.a.

	December 31,
											March 31,
	2002		2003		2004		2005		2006		2007(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,519.2
Gross External public debt(15)		$78.8		$79.0		$79.2		$71.7		$54.8		$58.7
Long-term		$76.0		$77.3		$77.1		$70.9		$53.9		$54.8
Short-term		$2.8		$1.7		$2.1		$0.8		$0.8		$3.9
Public debt as % of nominal GDP:
Net internal public debt(14)		12.3%		12.7%		12.4%		13.2%		16.5%		16.0%
Gross External public debt(15)		12.2%		12.2%		10.7%		8.6%		6.4%		6.9%
Total public debt as % of nominal GDP		24.5%		24.9%		23.1%		21.8%		22.9%		22.9%
Interest on external public debt as % of merchandise exports (4)		4.0%		4.0%		3.4%		3.2%		2.9%		3.1%

Note:	Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.

(2)	Annualized.

(3)	Constant pesos with purchasing power as of December 31, 1993.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	2007 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2007 and in the Programa Económico 2007 (Economic Program 2007) and do not reflect actual results for the year or updated estimates of Mexico’s 2007 economic results.

(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.

(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.

(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at March 31, 2007, (b) external borrowings by the public sector after March 31, 2007, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

UNITED MEXICAN STATES
Area, Population and Society
     Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along the Gulf of Mexico and the Pacific Ocean.
     Mexico is the third most populous nation in the Americas, with a population of 103.26 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics, or “INEGI”) in its 2005 housing and population census. Based on this census, approximately 76.5% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. The estimated population growth rate for 2007 is 0.85%.
     Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).

Selected Comparative Statistics
	Mexico	Brazil	Chile	Venezuela	United States
Per capita GDP (2005)(1)	$10,030	$8,230	$11,470	$6,440	$41,950
Life expectancy at birth (2005)	75	71	78	74	78
Youth illiteracy rate (2006)(2)
Male	2%	4%	1%	4%	n.a.
Female	2%	2%	1%	2%	n.a.
Infant mortality rate (2005)(3)	22	31	8	18	6

n.a. = Not available.

(1)	Adjusted for purchasing power parity.

(2)	Ages 15-24.

(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2007.
Form of Government
     The present form of government was established by the Political Constitution of Mexico (the “Constitution”), which took effect on May 1, 1917. The Constitution establishes Mexico as a federal republic and provides for a tripartite government, separated into executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age or older. Members of Congress are elected either directly or through a proportional representation system as described below.
     The President is the chief of the executive branch of the Government. In accordance with Mexico’s election law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, the President-elect. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The principal officials of all the ministries are appointed by the President. The appointment of the empleados superiores

(senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.
     Federal judicial authority is vested in the Supreme Court of Justice, the Circuit and District Courts and the Federal Judicial Board. The Supreme Court is composed of 11 ministers, who serve terms that range from eight to 20 years (except in the case of members appointed prior to constitutional amendments that took effect on December 31, 1994, who serve 15-year terms). The ministers of the Supreme Court are selected by the Senate from a pool of candidates nominated by the President. The President of the Supreme Court is limited to a single term of four years. The Federal Judicial Board, which is composed of seven members, one of whom is the President of the Supreme Court, administers the federal judicial system and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Federal Attorney General. The office of the Federal Attorney General is autonomous.
     Legislative authority is vested in the Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. As a result of the constitutional amendments approved in 1994, the Senate is composed of 128 members (twice its previous size), four from each state and four from the Federal District, 96 of whom are elected directly, while the other 32 are selected through a proportional representation system. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a proportional representation system that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.
     The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both Chambers of the Federal Congress. Until 1989, the PRI also won all of the state gubernatorial elections.
     However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or “PAN”), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, the PAN currently holds nine state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergence Party, holds one state governorship. The PRI holds the remaining 17 of the 31 state governorships.
     In the mid-1990’s, the processes through which federal elections are conducted underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several constitutional amendments in 1996. The changes included:
•	the establishment of the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to organize elections and resolve electoral disputes;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the introduction of holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•	the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.
     The 1996 amendments provided for the popular election of the Chief of Government of the Federal District and granted that official the authority to appoint the Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997, 2000 and 2006, candidates of the PRD were elected to the office of Chief of Government of the Federal District.
     In 2005, Congress granted the right to vote in presidential elections via absentee ballot to Mexican citizens residing abroad.
     In the congressional election held on July 2, 2006, all of the seats in the Chamber of Deputies and the Senate were up for election. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.
Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	52	40.6%	206	41.2%
Institutional Revolutionary Party	33	25.8	106	21.2
Democratic Revolution Party	26	20.3	127	25.4
Ecological Green Party of Mexico	6	4.7	17	3.4
Convergence for Democracy	5	3.9	17	3.4
Labor Party	5	3.9	11	2.2
New Alliance	0	0.0	9	1.8
Alternative	0	0.0	5	1.0
Unaffiliated	1	0.8	2	0.4

Total	128	100.0%	500	100.0%

Note:	Totals may differ due to rounding.

Source:	Chamber of Deputies and Senate.
Foreign Affairs
     Mexico has diplomatic ties with 189 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, of the North American Free Trade Agreement (“NAFTA”), which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development (“OECD”), making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Tariffs and Trade. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also served as rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council during April 2003.

Political Reform
     In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

THE ECONOMY
National Development Plan
     The Plan Nacional de Desarrollo (National Development Plan), announced on May 31, 2007, establishes the basic goals and objectives of President Felipe de Jesús Calderón Hinojosa during his six-year term.
     The goals of the plan are to:
•	guarantee national security, as well as safeguard national peace, territorial integrity, independence and sovereignty, and to ensure the continued viability of the State and its democracy;

•	guarantee the protections of the Rule of Law, fortifying the institutional framework and strengthening a culture of respect for the law;

•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;

•	promote a competitive economy that offers quality goods and services at affordable prices;

•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;

•	reduce significantly the persistent social, economic and cultural gaps among the population;

•	provide effective opportunities for Mexicans to exercise their rights as citizens, as well as to participate actively in the political, cultural, economic and social lives of their communities and nation;

•	ensure environmental sustainability;

•	consolidate a democratic regime; and

•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.
     The basic strategy that the Mexican Government expects to employ in connection with the plan is based on a program of “Sustainable Human Development” and has the following objectives:
•	improve the quality of the educational system, making it relevant at all levels to employment and extending access to education to a greater percentage of the population;

•	promote economic growth and the competitiveness of the economy, and strengthening the State’s tax collections in order to provide social programs for human development;

•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs and involves diverse forms of social and political organization;

•	observe policies aimed at political transparency and accountability;

•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and

•	change Mexico’s environmental culture in order to conserve national resources.

The Role of the Government in the Economy; Privatization
     Overview
     Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize airports, ports and highways, and legislation on civil aviation that allows private companies to secure 30-year concessions to operate commercial air transportation services within Mexico.
     Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. By August 14, 2006, the number of Government-owned or controlled entities stood at 215, of which 42 were in the process of being privatized. Of the 173 entities not in the process of being privatized, 65 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 90 were decentralized entities (organismos decentralizados) and 18 were trusts (fideicomisos).
     In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as against previous privatizations. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.
     In addition, in September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or “FINFRA”), with the objective of encouraging greater private-sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA has participated with private investors in several infrastructure development projects in several states, including Guanajuato, México, Nuevo León, Veracruz, Coahuila, Puebla, Chiapas, Jalisco, Hidalgo, Sinaloa and Tlaxcala. In addition, in 2003 the Government created the Fondo Carretero (Highway Fund, or “FONCAR”), a sub-fund within FINFRA designed to set aside funds allocated specifically to the development of road and highway infrastructure throughout the country. As of December 31, 2006, the resources of FINFRA totaled Ps. 22.7 billion.
     Telecommunications
     In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, foreigners may even increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From January 1, 2002 through February 20, 2007, the Government granted nine concessions for local fixed-line telecommunications networks, three concessions to operate fixed or mobile wireless telecommunications networks and 13 concessions for long-distance telephone services. No concession for cellular mobile telephone services has been granted since 2000.

     On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission) as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with goals of promoting competition, expanding available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.
     In mid-1997, the Government published rules that established guidelines for permitting private investment in satellite communications. On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican national satellite company, with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of Satélites Mexicanos filed an involuntary bankruptcy proceeding against the company in the United States under Chapter 11 of the United States Bankruptcy Code and, in June 2005, the company filed a voluntary Concurso Mercantil bankruptcy proceeding in Mexico under applicable Mexican law. In July 2005, the company and its creditors reached an agreement that resulted in the dismissal in the following month of the involuntary bankruptcy proceeding. In June 2006, Satélites Mexicanos announced that the required percentage of its creditors had approved an agreement regarding the company’s debt restructuring plan (Convenio Concursal). That plan, which reflected the terms of the restructuring agreed to by the company and certain of its equity holders and creditors in a March 2006 Restructuring Agreement, was approved in July 2006 in the Concurso Mercantil proceeding. A U.S. Chapter 11 plan of reorganization implementing the restructuring was approved by the U.S. Bankruptcy Court in October 2006. Under the new capital structure of the company, the Government retains approximately 4% of the equity shares of Satélites Mexicanos and, if the company is sold, has economic interests in an additional 16% of the shares.
     Natural Gas Industry
     Effective May 12, 1995, Congress enacted amendments to the law governing the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas, and to that end may construct, own and operate natural gas pipelines, installations and equipment. From January 1, 2002 through December 31, 2006, the Government granted 72 natural gas transport concessions, five natural gas storage concessions and one natural gas distribution concession.
     Railways
     In 1995, Congress enacted a law governing railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership beyond this limit with the approval of the National Foreign Investment Commission. Pursuant to the 1995 law, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions have been granted since 1999.
     Aviation
     The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.

     The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission. In February 1998, the Government published the Lineamientos Generales para la Apertura a la Inversión en el Sistema Aeroportuario Mexicano (General Guidelines for the Opening of Investment in the Mexican Airport System), which clarified the rules governing private sector ownership of the concessions for 35 of the 63 airports administered by Aeropuertos y Servicios Auxiliares (Auxiliary Airport Services), a Government agency. The 1998 rules also divided the country’s airport network into four geographic regions. In each region, the concession to operate the airports in that region was granted to one of four new corporations with majority Government ownership.
     In December 1998, the Government sold 15% of the capital stock of Grupo Aeroportuario del Sureste, S.A.B. de C.V. – the company that owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico – to a consortium that included Triturados Basálticos y Derivados, S.A. de C.V. (“Tribasa”), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.
     In August 1999, the Government sold 15% of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. – the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico – to a consortium that included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. On March 1, 2006, the Government sold its remaining 85% stake in the company through a public offering for proceeds of approximately U.S. $1 billion. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.
     In May 2000, the Government sold 15% of the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. – the company that owns the concessions to operate, maintain and develop 13 airports serving areas concentrated in Mexico’s central and northern regions, including the major metropolitan area of Monterrey, tourist destinations such as Acapulco and Zihuatanejo and a number of regional centers and border cities – to a consortium that included Aéroports de Paris (“ADP”), Vinci and Ingenieros Civiles Asociados (“ICA”). In December 2005, the Government sold a 36% stake in the company to Empresas ICA, S.A. de C.V. for approximately U.S. $203 million. On December 4, 2006, the Mexican Government sold its remaining stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. through a public offering for proceeds of U.S. $376 million.
     In November 2005, Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), a company controlled by the Government and that owned the two most important Mexican airlines (Mexicana Airlines and Aeroméxico), sold Compañía Mexicana de Aviación, S.A. de C.V. to Grupo Posadas, S.A. de C.V. for approximately U.S. $165 million plus debt and other liabilities. As a result of the sale, Aeroméxico is the principal remaining asset of Consorcio Aeroméxico, S.A. de C.V.
     Electricity
     The Government continues to promote private sector participation in various forms of electricity generation. A 1992 law allows private companies to generate electricity only for their own use or for sale to CFE. In mid-1996, the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is leased to the Federal Electricity Commission (“CFE”). The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and thus to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.
     Insurance
     On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”), an insurance company formerly owned by the Government and Petróleos Mexicanos. The Comisión

Intersecretarial de Desincorporación (Inter-secretariat De-incorporation Commission) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9.2 billion.
     Banking
     On June 19, 2002, the Government and the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”), jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Government and IPAB sold additional shares pursuant to an over-allotment option. The Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574 million for the shares sold in Mexico and U.S. $11 million for the shares sold in the United States in the form of American Depositary Shares (“ADSs”). The proceeds to IPAB as a result of the sale totaled Ps. 1.0 billion for the shares sold internationally, Ps. 88 million for the shares sold in Mexico and U.S. $2 million for the ADSs sold in the United States. From November 2002 through January 2003, the Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444 million for the Government and Ps. 68 million for IPAB.
     On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank.
Gross Domestic Product
     Mexico’s gross domestic product (“GDP”) increased by 0.8% in 2002 and by 1.4% in 2003, each in real terms. The low growth rates in 2002 and 2003 were attributable to the slowdown in industrial production in the United States, which adversely affected trade between the United States and Mexico as well as production in Mexico. The unstable political situation in the Middle East and the possibility of conflict in that region also had a negative impact on the Mexican economy in 2002 and 2003.
     According to preliminary figures, GDP increased by 4.2% in real terms during 2004, as compared with 2003. The transportation, storage and communications sector grew by 9.2%; the construction sector grew by 6.1%; the commerce, hotels and restaurants sector grew by 5.5%; the manufacturing sector grew by 4.0%; the financial services, insurance and real estate sector grew by 3.9%; the agriculture, livestock, fishing and forestry sector grew by 3.5%; the mining, petroleum and gas sector grew by 3.4%; the electricity, gas and water sector grew by 2.8%; and the community, social and personal services sector grew by 0.6%, each in real terms. GDP growth in 2004 was higher than the Government had initially projected, primarily due to economic recovery worldwide.
     According to preliminary figures, GDP increased by 2.8% in real terms during 2005, as compared with 2004. The transportation, storage and communications sector grew by 7.1%; the financial services, insurance and real estate sector grew by 5.8%; the construction sector grew by 3.3%; the commerce, hotels and restaurants sector grew by 2.7%; the mining, petroleum and gas sector grew by 2.1%; the community, social and personal services sector grew by 1.8%; the electricity, gas and water sector grew by 1.7%; and the manufacturing sector grew by 1.4%, each in real terms. The agriculture, livestock, fishing and forestry sector, however, contracted by 2.1% in real terms. Even though trade balance figures for oil products and income from family remittances increased in 2005, GDP growth for the year was lower than the Government had initially projected.
     According to preliminary figures, GDP increased by 4.8% in real terms during 2006, as compared with 2005. The transportation, storage and communications sector grew by 9.1%; the construction sector grew by 6.9%; the financial services, insurance and real estate sector grew by 5.4%; the electricity, gas and water sector grew by 5.0%; the agriculture, livestock, fishing and forestry sector grew by 4.8%; the manufacturing sector grew by 4.7%; the commerce, hotels and restaurants sector grew by 3.7%; the community, social and personal services sector grew by 2.8%; and the mining, petroleum and gas sector grew by 2.2%, each in real terms. GDP growth in 2006 was greater than the Government had initially projected, due to positive trade balance figures for oil products and greater income from family remittances.

     According to preliminary figures, GDP increased by 2.6% in real terms during the first three months of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 7.6%; the electricity, gas and water sector grew by 5.3%; the financial services, insurance and real estate sector grew by 4.9%; the construction sector and the community, social and personal services sector each grew by 2.1%; the commerce, hotels and restaurants sector grew by 1.6%; the mining, petroleum and gas sector grew by 0.3%; and the agriculture, livestock, fishing and forestry sector grew by 0.2%, each in real terms. The manufacturing sector contracted by 0.1% in real terms.
     The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.
Real GDP and Expenditures

											First three
											months of
	2002		2003		2004(1)		2005(1)		2006(1)		2007(1)
	(in billions of pesos)(2)
GDP	Ps.	1,615.6	Ps.	1,637.4	Ps.	1,705.8	Ps.	1,753.6	Ps.	1,837.3	Ps.	1,839.4
Add: Imports of goods and services		603.3		607.5		678.1		736.2		825.9		753.7

Total supply of goods and services		2,218.9		2,244.9		2,383.9		2,489.8		2,663.1		2,593.1
Less: Exports of goods and services		551.0		565.9		631.7		676.3		751.6		695.7

Total goods and services available for domestic expenditure	Ps.	1,667.9	Ps.	1,679.0	Ps.	1,752.1	Ps.	1,813.5	Ps.	1,911.5	Ps.	1,897.4

Allocation of total goods and services:
Private consumption	Ps.	1,151.8	Ps.	1,177.4	Ps.	1,225.6	Ps.	1,288.5	Ps.	1,352.6	Ps.	1,323.0
Public consumption		153.9		155.1		154.5		155.1		164.3		146.0

Total consumption		1,305.7		1,332.5		1,380.1		1,443.5		1,517.0		1,469.0
Total gross fixed investment		313.5		314.7		338.3		364.1		400.4		405.4
Changes in inventory		48.6		31.8		33.8		5.9		(5.8)		23.0

Total domestic expenditures	Ps.	1,667.9	Ps.	1,679.0	Ps.	1,752.1	Ps.	1,813.5	Ps.	1,911.5	Ps.	1,897.4

Note:	Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2007 are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics, Geography and Informatics.

Real GDP and Expenditures

						First three
						months of
	2002	2003	2004(1)	2005(1)	2006(1)	2007(1)
	(as a percentage of total GDP)(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	37.3	37.1	39.8	42.0	45.0	41.0

Total supply of goods and services	137.3	137.1	139.8	142.0	145.0	141.0
Less: Exports of goods and services	34.1	34.6	37.0	38.6	40.9	37.8

Total goods and services available for domestic expenditures	103.2%	102.5%	102.8%	103.4%	104.0%	103.2%

Allocation of total goods and services:
Private consumption	71.3%	71.9%	71.9%	73.5%	73.6%	71.9%
Public consumption	9.5	9.5	9.1	8.8	8.9	7.9

Total consumption	80.8	81.4	80.9	82.3	82.6	79.9
Total gross fixed investment	19.4	19.2	19.8	20.8	21.8	22.0
Changes in inventory	3.0	1.9	2.0	0.3	(0.3)	1.3

Total domestic expenditures	103.2%	102.5%	102.7%	103.4%	104.0%	103.2%

Annual percentage increase (decrease) in GDP in constant 1993 prices(2)	0.8%	1.4%	4.2%	2.8%	4.8%	2.6%

Note:	Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2007 are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics, Geography and Informatics.

     The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.
Real GDP by Sector

											First three
											months
	2002		2003		2004(1)		2005(1)		2006(1)		of 2007(1)
	(in billions of pesos)(2)
Agriculture, livestock, fishing and forestry(3)	Ps.	83.5	Ps.	86.1	Ps.	89.2	Ps.	87.3	Ps.	91.5	Ps.	88.3
Mining, petroleum and gas		19.5		20.2		20.9		21.3		21.8		21.9
Manufacturing		303.0		299.2		311.0		315.3		330.2		322.6
Construction		60.6		62.6		66.4		68.5		73.3		71.6
Electricity, gas and water		27.1		27.5		28.3		28.7		30.2		29.1
Transportation, storage and communication		174.9		183.6		200.5		214.7		234.2		245.7
Commerce, hotels and restaurants		318.1		322.7		340.4		349.5		362.6		347.1
Financial services, insurance and real estate		250.4		260.2		270.4		286.0		301.4		309.9
Community, social and personal services		296.4		294.7		296.5		302.0		310.4		324.2

Subtotal		1,533.4		1,556.8		1,623.5		1,673.5		1,755.6		1,760.3
Less adjustment for banking services		48.0		51.4		55.3		61.4		66.6		69.4

Gross value added at basic values		1,485.4		1,505.4		1,568.2		1,612.2		1,689.1		1,690.9
Taxes on products, net of subsidies		130.2		132.0		137.6		141.4		147.8		148.5

GDP	Ps.	1,615.6	Ps.	1,637.4	Ps.	1,705.8	Ps.	1,753.6	Ps.	1,837.3	Ps.	1,839.4

Note:	Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2007 are annualized.

(2)	Constant pesos with purchasing power at December 31, 1993.

(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source:	National Institute of Statistics, Geography and Informatics.

     The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.
Real GDP Growth by Sector

						First three
						months
	2002	2003	2004(1)	2005(1)	2006(1)	of 2007(1)(2)
GDP(3)	0.8%	1.4%	4.2%	2.8%	4.8%	2.6%
Agriculture, livestock, fishing and forestry	0.1	3.1	3.5	(2.1)	4.8	0.2
Mining, petroleum and gas	0.4	3.7	3.4	2.1	2.2	0.3
Manufacturing	(0.7)	(1.3)	4.0	1.4	4.7	(0.1)
Construction	2.2	3.3	6.1	3.3	6.9	2.1
Electricity, gas and water	1.0	1.5	2.8	1.7	5.0	5.3
Transportation, storage and communications	1.8	5.0	9.2	7.1	9.1	7.6
Commerce, hotels and restaurants	0.0	1.5	5.5	2.7	3.7	1.6
Financial services, insurance and real estate	4.2	3.9	3.9	5.8	5.4	4.9
Community, social and personal services	0.9	(0.6)	0.6	1.8	2.8	2.1

Note:	Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2007 are annualized.

(2)	First three months of 2007 results as compared to the same period of 2006.

(3)	Based on GDP calculated in constant 1993 pesos.

Source:	National Institute of Statistics, Geography and Informatics.
Prices and Wages
     Over the medium term, the Government is committed to reversing the decline in real wages experienced in the 1990s through control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or “NCPI”) from 52.0% in 1995 to 15.7% in 1997.
     Consumer inflation during 2003 was 4.0%, 1.7 percentage points lower than during 2002. The decrease in inflation in 2003 was attributable to the relative stability of residential electricity prices, domestic gas prices and fruit and vegetable prices in 2003 as compared with 2002.
     Consumer inflation during 2004 was 5.2%, 1.2 percentage points higher than during 2003 and 2.2 percentage points higher than the inflation target for the year. The rise in inflation in 2004 was attributable primarily to increases in the prices of inputs and raw materials internationally.
     Consumer inflation during 2005 was 3.3%, 1.9 percentage points lower than during 2004 and 0.3 percentage points higher than the inflation target for the year. The performance of inflation in 2005 was attributable primarily to two factors: the easing of several supply disturbances that had affected the economy during 2004 and the effect of the monetary policy adopted in 2005.
     Consumer inflation during 2006 was 4.1%, 0.8 percentage points higher than during 2005 and 1.1 percentage points higher than the inflation target for the year. The performance of inflation in 2006 was attributable primarily to disturbances in the supply of several goods and services.
     Inflation for the six months ended June 30, 2007 was 0.6%, 0.1 percentage points lower than during the same period of 2006.

     Producer prices (excluding the oil and services sectors) rose by 7.1% during 2006, 4.7 percentage points higher than the increase observed during 2005. This increase was primarily attributable to growth in both internal demand and exports.
     On January 1, 2007, the minimum wage was increased by 3.9%.
     The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.
Changes in Price Indices

	National Producer	National Consumer	Increase in
	Price Index(1)(2)	Price Index(1)	Minimum Wage
2002	6.3%	5.7%	5.8%
2003	6.2	4.0	4.5
2004	8.0	5.2	4.3
2005	2.5	3.3	4.5
2006	7.1	4.1	4.0
2007
January	0.2	0.5	3.9
February	0.4	0.3	0.0
March	0.7	0.2	0.0
April	0.1	(0.1)	0.0
May	(0.7)	(0.5)	0.0
June	0.2	0.1	0.0

(1)	For annual figures, change in the price index is calculated from December to December. For monthly figures, change is from the end of the previous month.

(2)	Index excludes oil and services sectors.

Sources:	Banco de México; Ministry of Labor.
Interest Rates
     During 2002, interest rates on 28-day Treasury Bills (Certificados de la Tesorería de la Federación, or “Cetes”) averaged 7.1% and interest rates on 91-day Cetes averaged 7.5%, 4.2 and 4.8 percentage points lower, respectively, than the average rates during 2001. Domestic interest rates rose during the first quarter of 2002, largely due to anticipation that inflation would result from the partial elimination of subsidies on electricity prices, but declined during the remainder of the year following monetary policy interventions that reduced the risk of inflationary pressures.
     During 2003, interest rates on 28-day Cetes averaged 6.2% and interest rates on 91-day Cetes averaged 6.5%, 0.9 and 1.0 percentage points lower, respectively, than the average rates during 2002. Interest rates reached historically low levels during 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.
     During 2004, interest rates on 28-day Cetes averaged 6.8% and interest rates on 91-day Cetes averaged 7.1%, 0.6 percentage points higher, in each case, than the average rates during 2003. These increases in interest rates were primarily the result of nine increases in the corto, or “short,” made during 2004 by Banco de México to control monetary policy. See “Financial System—Central Bank and Monetary Policy.”
     During 2005, interest rates on 28-day Cetes averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, 2.4 and 2.2 percentage points higher, respectively, than the average rates during 2004. These increases in interest rates were primarily the result of high inflationary expectations that were caused by supply disturbances experienced in 2004 and the monetary policies that were adopted in 2005 to reduce existing inflationary pressures.
     During 2006, interest rates on 28-day Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.3%, 2.0 percentage points lower, in each case, than the average rates during 2005. These decreases in interest rates were primarily the result of a reduction in inflationary pressures and the volatility of the international financial markets in the second half of the year, as well as the conclusion of the presidential election process.
     During the first seven months of 2007, interest rates on 28-day Cetes averaged 7.1% and interest rates on 91-day Cetes averaged 7.3%, as compared with average rates on 28-day and 91-day Cetes of 7.3% and 7.4%, respectively, during the same period of 2006. On July 31, 2007, the 28-day Cetes rate was 7.2% and the 91-day Cetes rate was 7.4%.
     Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.
     The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.
Average Cetes, CPP and TIIE Rates

	28-Day	91-Day		28-Day	91-Day
	Cetes	Cetes	CPP	TIIE	TIIE
2002:
January-June	7.0%	7.2%	5.4%	8.1%	8.3%
July-December	7.2	7.7	5.3	8.3	8.7
2003:
January-June	7.5	7.6	5.4	8.2	8.5
July-December	5.0	5.4	3.5	5.5	5.9
2004:
January-June	6.0	6.2	4.1	6.3	6.6
July-December	7.6	8.0	5.2	8.0	8.3
2005:
January-June	9.4	9.6	6.4	9.7	9.8
July-December	9.0	9.1	6.5	9.5	9.4
2006:
January-June	7.4	7.4	5.4	7.7	7.8
July-December	7.0	7.2	4.9	7.3	7.6
2007:
January	7.0	7.2	4.8	7.4	7.7
February	7.0	7.2	4.8	7.5	7.7
March	7.0	7.2	4.9	7.5	7.7
April	7.0	7.2	4.9	7.5	7.6
May	7.2	7.4	4.9	7.7	7.8
June	7.2	7.4	5.0	7.7	7.8
July	7.2	7.3	5.0	7.7	7.8

Source:	Banco de México.
Employment and Labor
     The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 11,454,000 in December 2006, an increase of 406,000 from the level recorded at the end of 2005. According to preliminary information, the open unemployment rate1 (Tasa de Desocupación Abierta) was 3.5% in

[1]	In October of 2005, the INEGI restated unemployment figures for 2000-2005 based on a new methodology for calculating the open unemployment rate. The new methodology aims to conform with standards established by the OECD and to facilitate compatibility internationally. The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

     December 2006, or 0.6 percentage points higher than the rate registered in December 2005. In 2006, the average unemployment rate was 3.6%, an increase of 0.01 percentage points from the average in 2005.
     Unemployment has been and continues to be particularly widespread in rural areas, where, according to the 2005 housing and population census, approximately 23.5% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.
     In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.
     A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.019% of total working days in 2006 was lost due to strikes, up from the 0.007% registered in 2005.
     Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage was increased by 3.9% on January 1, 2007.
     The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, beginning in 1997, each worker has been allowed to maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.
     The Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) became effective on March 31, 2007. It will transform the federal employee pension system from a pay-as-you-go system into a fully funded one. This will be essential in helping the Federal Government to address the difficult financial situation of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”), and of the healthcare and pension systems for federal employees.
     The ISSSTE Law provides ISSSTE with additional means to accomplish its goals. It should also contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings, and should over time reduce ISSSTE’s costs. The new law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.
     The ISSSTE Law should also improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes it makes is the clustering of 21 existing insurance programs into the following four accounts: (i) retirement, (ii) life and disability, (iii) worker’s compensation, and (iv) healthcare. It also creates “PENSIONISSSTE,” a state-owned entity that, together with private pension funds (Administradoras de Fondos de Ahorro para el Retiro), will manage federal employees’ individual accounts.
     The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (the National Workers’ Housing Fund Institute, or “Housing Fund Institute”) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortfall was estimated at 4 million housing units as of December 2006, based on data from the 2000 census. The Housing Fund Institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the Housing Fund Institute at Banco de México. Upon a worker’s receipt of a loan from the Housing Fund Institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.
     At December 31, 2006, funds totaling approximately Ps. 170.1 billion had been deposited in the pension and housing funds, Ps. 56.3 billion of which corresponds to deposits in workers’ retirement sub-accounts and Ps. 113.8 billion of which corresponds to deposits in workers’ housing sub-accounts.
     At December 31, 2006, 22 million individual retirement accounts had been established with retirement fund managers. At December 31, 2006, the total amount of funds accumulated in the individual accounts of workers with retirement fund managers (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system and housing sub-accounts managed by the Housing Fund Institute) was Ps. 1,041.1 billion.
     At December 31, 2006, the assets managed by retirement fund managers in mutual funds totaled Ps. 719.6 billion. The mutual funds may invest up to 100% of the funds they hold in Mexican Government debt securities, up to 100% in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign currency-denominated securities, depending on the credit rating of the issuer. At December 31, 2006, 73.1% of the total portfolio of the mutual funds was invested in Mexican Government securities, while the remaining 26.9% was invested in private sector, bank or local government securities.

PRINCIPAL SECTORS OF THE ECONOMY
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 4.0% in real terms during 2004, as compared to 2003, due primarily to the recovery of external demand from the United States. All manufacturing sectors experienced growth during 2004: basic metal industries grew by 6.9%; metallic products, machinery and equipment grew by 5.2%; non-metallic mineral products grew by 3.8%; food, beverages and tobacco grew by 3.3%; chemical products, petroleum derivatives, rubber and plastic products grew by 3.1%; paper, paper products and printing grew by 2.9%; other manufacturing industries grew by 2.8%; textiles, garments and leather grew by 2.8% and wood industry and derivatives grew by 2.2%, each in real terms.
     According to preliminary figures, the manufacturing sector grew by 1.4% in real terms during 2005, as compared to 2004, due primarily to the growth of exports, particularly in the automotive industry. Seven manufacturing sectors experienced growth during 2005: non-metallic mineral products grew by 3.5%; food, beverages and tobacco grew by 2.6%; chemical products, petroleum derivatives, rubber and plastic products grew by 0.6%; metallic products, machinery and equipment grew by 1.5%; paper, paper products and printing grew by 1.1%; basic metal industries grew by 2.0% and other manufacturing industries grew by 0.4%, each in real terms. In contrast, the textiles, garments and leather sector contracted by 3.0% and wood industry and derivatives contracted by 0.7%, each in real terms.
     According to preliminary figures, the manufacturing sector grew by 4.7% in real terms during 2006, as compared to 2005, due primarily to the growth of the in-bond sector and to the growth of the process industry. Seven manufacturing sectors experienced growth during 2006: non-metallic mineral products grew by 5.2%; food, beverages and tobacco grew by 2.6%; chemical products, petroleum derivatives, rubber and plastic products grew by 2.4%; metallic products, machinery and equipment grew by 10.0%; paper, paper products and printing grew by 3.5%; basic metal industries grew by 2.8% and other manufacturing industries grew by 3.7%. In contrast, the textiles, garments and leather sector contracted by 1.0% and wood industry and derivatives contracted by 0.9%, each in real terms.
     According to preliminary figures, the manufacturing sector contracted by 0.1% in real terms during the first three months of 2007, as compared to the same period of 2006. Five manufacturing sectors experienced growth during the first quarter of 2007: non-metallic mineral products grew by 4.5%; food, beverages and tobacco grew by 2.8%; paper, paper products and printing grew by 1.9%; chemical products, petroleum derivatives, rubber and plastic products grew by 1.8% and basic metal industries grew by 0.3%, each in real terms. In contrast, textiles, garments and leather contracted by 4.9%; other manufacturing industries contracted by 4.8%; wood industry and derivatives contracted by 3.9% and metallic products, machinery and equipment contracted by 3.1%, each in real terms.

     The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 1993 prices.
Industrial Manufacturing Output

	2002		2003		2004(1)		2005(1)		2006(1)		2002	2006(1)
					(in billions of pesos)(2)						(% of total)
Food, beverages and tobacco	Ps.	78.5	Ps.	79.9	Ps.	82.5	Ps.	84.6	Ps.	86.8	25.9%	26.3%
Metallic products, machinery and equipment		92.9		88.4		93.0		94.4		103.8	30.7	31.4
Chemical products, petroleum derivatives, rubber and plastic products		44.0		44.7		46.1		46.3		47.4	14.5	14.4
Textiles, garments and leather		22.6		21.1		21.7		21.1		20.9	7.5	6.3
Non-metallic mineral products other than petroleum derivatives and coal		21.1		21.1		21.9		22.7		23.8	7.0	7.2
Basic metals industries		14.3		14.9		15.9		16.2		16.7	4.7	5.1
Paper, paper products and printing		13.2		13.1		13.4		13.6		14.1	4.4	4.3
Wood industry and derivatives		7.4		7.2		7.4		7.4		7.3	2.4	2.2
Other manufacturing industries		8.9		8.8		9.0		9.1		9.4	2.9	2.8

Total	Ps.	303.0	Ps.	299.2	Ps.	311.0	Ps.	315.3	Ps.	330.2	100.0%	100.0%

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 1993.

Source:	National Institute of Statistics Geography and Informatics.
     To take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries since the early 1980s. Companies in these industries are permitted to import duty-free all machinery, equipment and materials used to produce goods for re-export. These products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”
     Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for one day in each of 2002, 2003 and 2005, and for two days in 2006, due to high pollution levels. No restrictions were ordered in 2000, 2001 or 2004 due to lower than anticipated pollution levels during those years. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.
     The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.

     In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.
     Moreover, the use of catalytic converters in cars has been phased in, and, starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, when the Government has detected high levels of pollution in the city. This program currently remains in effect in Mexico City and has been introduced in several other cities.
Petroleum and Petrochemicals
     General
     Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.
     The law establishing Petróleos Mexicanos and the subsidiary entities allocates the operating functions of PEMEX among the four subsidiary entities. This law and related regulations grant PEMEX the exclusive right to:
•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas, as well as transport and store natural gas, to the extent these activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that are considered “basic” petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstock and methane, but in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.
     Results of Operations
     Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues, expressed in constant pesos with purchasing power at December 31, 2006, amounted to Ps. 1,062.5 billion during 2006, an increase of 10.0% as compared with total sales revenues during 2005 of Ps. 966.3 billion. In 2006, PEMEX’s sales revenues did not include the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services, or the “IEPS Tax”), because the IEPS Tax rate was negative in 2006, representing a credit against other taxes paid by PEMEX in the year. In 2005, by contrast, total sales revenues included Ps. 21.0 billion of IEPS Tax collected from customers and paid by PEMEX to the Federal Government.

     Total consolidated export sales increased by 17.0% in peso terms during 2006 (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made), from Ps. 440.7 billion in 2005 to Ps. 515.8 billion in 2006. Domestic sales (including the IEPS Tax collected in 2005) increased by 4.0% in 2006, from Ps. 525.6 billion in 2005 to Ps. 546.7 billion in 2006. Excluding the IEPS Tax collected in 2005, domestic sales increased by 8.4%, from Ps. 504.5 billion in 2005 to Ps. 546.7 billion in 2006.
     During 2006, PEMEX’s net income, as calculated in accordance with Mexican financial reporting standards, amounted to Ps. 45.3 billion, as compared with a Ps. 79.4 billion net loss during 2005. This reversal from a net loss to net income resulted primarily from a 12.0% increase in operating income, a 3.5% (or Ps. 21.3 billion) decrease in taxes and duties paid, a Ps. 57.4 billion increase in other revenues, net, and the absence of any adjustments in 2006 due to the adoption of new accounting standards (as contrasted with a Ps. 1.8 billion charge in 2005), which were only partially offset by a Ps. 18.3 billion increase in comprehensive financing cost.
     Based on the unaudited summary consolidated financial statements of PEMEX, PEMEX’s total sales revenues during the first six months of 2007, expressed in constant pesos with purchasing power at June 30, 2007, were Ps. 512.5 billion, a decrease of 5.7% from total sales revenues in the first six months of 2006 of Ps. 543.2 billion. Total sales revenue did not include the IEPS Tax in either the first half of 2006 or the first half of 2007 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 2.2% in the first six months of 2007, from Ps. 272.9 billion in the first six months of 2006 to Ps. 278.8 billion in the first six months of 2007, due to a 2.2% increase in sales of refined products, a 7.1% increase in petrochemical sales and a 0.7% increase in natural gas sales. In the first six months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 13.5%, from Ps. 270.3 billion in the first six months of 2006 to Ps. 233.7 billion in the first six months of 2007, primarily due to a decrease in the volume of crude oil exports and a decline in the price of refined products exported by PEMEX.
     In the first six months of 2007, PEMEX reported net income of Ps. 27.0 billion on Ps. 512.5 billion in total sales revenues, as compared with net income of Ps. 20.1 billion on Ps. 543.2 billion in total sales revenues in the first six months of 2006. The 34.3% increase in net income resulted primarily from a Ps. 26.0 billion decrease in taxes and duties, a Ps. 5.9 billion increase in other net revenues and a Ps. 12.3 billion decrease in comprehensive financing cost, which more than offset a Ps. 39.8 billion decrease in operating income, in each case as compared to the first six months of 2006.
     Reserves
     Under the Political Constitution of Mexico and the Regulatory Law to Article 27 of the Political Constitution of Mexico, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.
     Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.
     Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.
     The reserves data set forth herein represent only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.
     Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 6.0% in 2006, from 13,671 million barrels of oil at December 31, 2005 to 12,849 million barrels of oil at December 31, 2006. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants, decreased by 6.6% in 2006, from 9,617 million barrels of oil at December 31, 2005 to 8,978 million barrels of oil at December 31, 2006. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 4.8% in 2006, from 14,557 billion cubic feet at December 31, 2005 to 13,856 billion cubic feet at December 31, 2006. Mexico’s proved developed dry gas reserves decreased by 2.3% in 2006, from 8,888 billion cubic feet at December 31, 2005 to 8,688 billion cubic feet at December 31, 2006.
     The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.
Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2002	2003	2004	2005	2006
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	18,767	17,196	16,041	14,803	13,671
Revisions(2)	(247)	120	(109)	197	433
Extensions and discoveries(2)	(36)	84	245	25	79
Production	(1,288)	(1,359)	(1,374)	(1,354)	(1,332)

At December 31	17,196	16,041	14,803	13,671	12,849

Proved developed reserves at December 31	11,725	10,473	9,745	9,617	8,978

Note:	Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.

Source:	Pemex-Exploration and Production.
Dry Gas Reserves

	2002	2003	2004	2005	2006
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	16,256	14,985	14,850	14,807	14,557
Revisions(1)	(443)	695	547	661	280
Extensions and discoveries(1)	313	354	641	394	505
Production(2)	(1,141)	(1,184)	(1,231)	(1,305)	(1,487)

At December 31	14,985	14,850	14,807	14,557	13,856

Proved developed reserves at December 31	8,572	8,094	8,325	8,888	8,688

Note:	Numbers may not total due to rounding.

(1)	Revisions and extensions include positive and negative changes due to new data gathered through drilling of extension wells.

(2)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source:	Pemex-Exploration and Production.

     Exploration and Drilling
     PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2006, PEMEX completed 5,216 exploration and development wells. During 2006, the average success rate for exploration wells was 46% and the average success rate for development wells was 92%. From 2002 to 2006, PEMEX discovered 26 new crude oil fields and 76 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 364 at the end of 2006.
     The 2006 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where PEMEX discovered new reservoirs with the drilling of the Lakach-1 well. PEMEX’s activities focused on efficient ways of identifying potential hydrocarbon sources. The exploratory activity yielded 182.9 million barrels of crude oil equivalent of proved reserves in 2006. PEMEX’s main activities in terms of seismic acquisition were in the Burgos project, where 1,260 square kilometers were acquired.
     The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2006.

	Year Ended December 31,
	2002	2003	2004	2005	2006
Wells drilled	447	653	733	759	672
Exploratory wells drilled	58	96	105	73	58
Development wells drilled	389	557	628	686	614
Wells completed	459	593	727	742	656
Exploratory wells	55	88	103	74	69
Exploratory productive wells	27	53	42	39	32
Success rate %	49	60	41	53	46
Development wells	404	505	624	668	587
Development productive wells	355	455	581	612	541
Success rate %	88	90	93	92	92
Producing wells (annual averages) (2)	4,590	4,941	5,286	5,682	6,080
Marine region	346	369	380	388	411
Southern region	1,000	979	935	959	958
Northern region	3,245	3,593	3,972	4,335	4,711
Producing wells (at year end)	2,067	2,307	5,217	5,671	5,998
Producing fields	309	340	355	357	364
Marine region	20	23	25	29	30
Southern region	93	102	97	84	88
Northern region	196	215	233	244	246
Drilling Rigs	70	101	132	116	103
Kilometers drilled	1,186	1,763	2,106	2,004	1,858
Average depth by well (meters)	2,478	2,904	2,692	2,828	2,771
Discovered fields(1)	16	33	24	16	13
Crude oil	2	11	8	3	2
Natural gas	14	22	16	13	11
Crude oil and natural gas output by well (barrels per day)	900	880	833	774	729

Note:	Numbers may not total due to rounding.

(1)	Includes only fields with proved reserves.

(2)	In May 2007, the monthly average of total producing wells was 6,361.

Source:	Pemex-Exploration and Production.
     Production and Refining
     PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2006, 68.9% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 31.1% consisted of light and very light crudes. In 2006, PEMEX produced an average of 3,256 thousand barrels per day of crude oil, 2.3% less than PEMEX’s average daily production in 2005 of 3,333 thousand barrels per day of crude oil. The decrease was mainly due to a production decline in the Cantarell complex caused by natural advances of gas oil and water, which came into contact with crude oil, and adverse weather conditions.
     PEMEX’s average natural gas production (excluding natural gas liquids) increased by 11.2% in 2006, from 4,818 million cubic feet per day in 2005 to 5,356 million cubic feet per day in 2006, while condensates production in 2006 was 1.0% less than in 2005. Refined products production decreased by 0.6% in 2006, from 1,338 thousand barrels per day in 2005 to 1,330 thousand barrels per day in 2006.
     The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.
Production

	Year Ended December 31,
	2002	2003	2004	2005	2006
Crude oil (tbpd)	3,177	3,371	3,383	3,333	3,256
Natural gas(1) (mmcfpd)	4,423	4,498	4,573	4,818	5,356
Refined products(2) (tbpd)	1,276	1,343	1,361	1,338	1,330
Petrochemicals(3) (ttpy)	9,880	10,298	10,731	10,603	10,961

Notes:	Totals may differ due to rounding.

mmcfpd =	million cubic feet per day.

tbpd =	thousand barrels per day.

ttpy =	thousand tons per year.

(1)	Reflects natural gas production by Pemex-Exploration and Production.

(2)	Includes natural gas liquids.

(3)	These figures include petrochemical products manufactured by Pemex-Petrochemicals, those manufactured by Pemex-Refining and ethane and sulfur produced by Pemex-Gas and Basic Petrochemicals.

Source:	PEMEX’s December 2006 Indicadores Petroleros.
     Petrochemicals
     PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).
     PEMEX’s total petrochemical production increased by 3.4% in 2006, from 10,603 thousand tons in 2005 to 10,961 thousand tons in 2006.
     Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentanes, hexane, heptane, naphthas, carbon black feedstock and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.
     Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.

     Until May 2006, Pemex-Petrochemicals, Petróleos Mexicanos and, in some cases, Pemex-Refining, were the sole shareholders of seven subsidiaries that held the assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant. On September 15, 2004, a resolution was published in the Official Gazette of the Federation (Diario Oficial de la Federación) authorizing the Ministry of Energy to carry out the merger of the seven subsidiaries of Pemex-Petrochemicals into Pemex-Petrochemicals. The merger process was completed on May 1, 2006, after obtaining all the necessary legal and corporate authorizations. The assets and liabilities associated with the production of non-basic petrochemicals, as well as the real estate corresponding to each complex or plant of these seven subsidiaries, were integrated into Pemex-Petrochemicals.
     Commercial Activities
     Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasoline, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.
     PEMEX sells approximately 44% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.82 million barrels per day in 2005 and 1.79 million barrels per day in 2006). Total net exports of crude oil, natural gas and derivatives averaged U.S. $15.1 billion per year between 2002 and 2005, and were U.S. $25.5 billion in 2006.
     The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2006.
Volume of Exports and Imports

	Year Ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in thousands barrels per day, except as noted)					(%)
Exports
Crude Oil
Olmeca	244.8	215.6	221.4	215.8	230.6	6.9
Isthmus	45.8	24.9	27.4	81.0	68.3	(15.7)
Altamira	16.9	13.7	13.4	14.7	14.3	(2.7)
Maya	1,397.6	1,589.6	1,608.1	1,505.6	1,479.5	(1.7)

Total crude oil	1,705.1	1,843.9	1,870.3	1,817.1	1,792.7	(1.3)

Natural gas(1)	4.4	—	—	23.9	32.7	36.8
Refined products	155.9	178.9	151.8	186.2	188.2	1.1
Petrochemical products(2)	801.7	834.8	915.7	853.6	823.7	(3.5)

Imports
Natural gas(3)	592.5	756.9	765.6	480.4	451.0	(6.1)
Refined products	349.9	287.2	310.5	391.9	430.1	9.7
Petrochemical products(2)	295.3	532.4	276.6	397.4	435.6	9.6

Note:	Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2006 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent.

(2)	Thousands of metric tons.

(3)	Millions of cubic feet per day.

Source:	PMI operating statistics, which are based on information in bills of lading.

Value of Exports and Imports(1)

	Year ended December 31,					2006
	2002	2003	2004	2005	2006	vs. 2005
	(in millions of nominal U.S. dollars)					(%)
Exports

Olmeca	$2,222.9	$2,307.7	3,187.9	4,246.4	5,443.4	28.2
Isthmus	392.5	255.4	380.9	1,569.6	1,427.9	(9.0)
Altamira	119.6	114.5	138.2	193.8	238.9	23.3
Maya	10,657.2	13,998.7	17,551.0	22,319.8	27,596.9	23.6

Total crude oil(2)	$13,392.2	$16,676.3	$21,257.9	$28,329.5	$34,707.2	22.5

Natural gas	4.0	—	—	78.9	71.8	(9.0)
Refined products	1,288.1	1,743.5	2,036.8	3,119.2	3,758.0	20.5
Petrochemical products	145.3	185.9	250.8	356.7	352.6	(1.0)

Total products	$1,437.4	$1,929.4	$2,287.6	$3,554.8	$4,182.4	17.7

Total exports	$14,829.6	$18,605.7	$23,545.5	$31,884.1	$38,889.6	22.0

Imports
Natural gas	$775.4	$1,526.2	$1,715.1	$1,397.9	$1,134.5	(18.8)
Refined products	3,827.4	3,777.3	5,306.2	9,418.2	11,973.7	27.1
Petrochemical products	70.2	105.5	145.9	207.4	264.8	27.7

Total imports	$4,673.0	$5,409.0	$7,167.2	$11,023.5	$13,373.0	21.3

Net exports	$10,156.6	$13,196.7	$16,378.3	$20,860.6	$25,516.6	22.3

Note:	Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products, petrochemicals and natural gas purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Source:	PMI operating statistics, which are based on information in bills of lading.
     The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.
Crude Oil Prices

	Year Ended December 31,
	2002	2003	2004	2005	2006
		(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	U.S.$24.87	U.S.$29.32	U.S.$39.34	U.S.$53.91	U.S.$64.67
Isthmus	23.48	28.08	38.04	53.11	57.29
Maya	20.89	24.13	29.82	40.61	51.10
Altamira	19.41	22.81	28.12	36.07	45.75
Weighted average realized price	U.S.$21.52	U.S.$24.78	U.S.$31.05	U.S.$42.71	U.S.$53.04

Source:	PMI operating statistics, which are based on information in bills of lading.

     From 2002 to 2006, PEMEX’s crude oil export sales by volume were distributed among the following countries:
Crude Oil Exports by Country

	Percentage of Exports
	2002	2003	2004	2005	2006
United States	78.6%	78.0%	79.2%	78.6%	80.3%
Spain	8.3	7.8	8.0	8.9	8.0
Netherlands Antilles	5.3	5.7	6.2	5.2	4.3
Japan	0.6	0.6	0.0	0.0	0.0
Canada	1.2	1.6	1.5	2.0	2.0
Others	6.1	6.4	5.0	5.4	5.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Numbers may not total due to rounding.

Source:	PMI operating statistics, which are based on information in bills of lading.
     Although Mexico is not a member of the Organization of the Petroleum Exporting Countries (“OPEC”), on March 22, 1998, it met with the oil producing countries in Saudi Arabia in order to stabilize oil prices. Mexico agreed to reduce its oil exports by 100 thousand barrels per day as of April 1, 1998 (the Ryadh Agreement). At another meeting in Amsterdam, Mexico agreed to reduce its oil exports by an additional 100 thousand barrels per day as of July 1,1998. During a third meeting held in the Netherlands on March 10, 1999, Mexico accepted a further reduction of oil exports of 125 thousand barrels per day during the period from April 1, 1999 through December 31, 1999 (the Hague Agreement). These agreements were successful in stabilizing oil prices in 1999.
     Since then, the Ministry of Energy of Mexico has periodically announced increases and decreases in crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. During 2002, the Ministry of Energy announced a decrease in crude oil exports of 100 thousand barrels per day, to a level of 1.66 million barrels per day, in line with OPEC announcements to reduce crude oil production levels that year. During 2003, as a result of increasing market demand and the reduction by more than 2 million barrels per day of Venezuelan crude oil exports, Mexico announced increases in crude oil exports totaling 220 thousand barrels per day to a level of 1.88 million barrels per day.
     In March 2004, OPEC announced that it would cut crude oil production by one million barrels per day beginning April 1, 2004. In June 2004, OPEC announced that it would increase crude oil production by 500 thousand barrels per day beginning August 1, 2004. In September 2004, OPEC announced that it would increase crude oil production by 1 million barrels per day beginning November 1, 2004. In March 2005, OPEC announced that it would raise its oil production ceiling from 27 million barrels per day to 27.5 million barrels per day with immediate effect. In June 2005, OPEC announced that it would increase crude oil production by 0.5 million barrels per day beginning July 1, 2005. The current oil production ceiling of 28.0 million barrels per day has since been maintained. OPEC members met during the first week of June 2006 in Venezuela and decided to leave oil production levels unchanged despite current high crude oil prices, since crude oil stocks levels were above average in the U.S. and markets were considered to be well supplied. In October 2006, OPEC met in Doha and decided to cut production to 26.3 million barrels per day. In November 2006, OPEC reduced the current oil production ceiling of 28.0 million barrels per day by 1.2 million barrels per day. In February 2007, OPEC cut another 500 thousand barrels per day. On March 15, 2007, OPEC members met on and left quotas unchanged because they considered the market to be well-supplied and because crude oil stock levels were above average in the United States. Mexico’s crude oil exports for 2006 averaged 1,793 thousand barrels per day. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1.703 million barrels per day as a result of these latest announcements by OPEC, and Mexico has no plans to change its current level of crude oil exports.
     PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 451.0 million cubic feet per day of natural gas in 2006, a 6.1% decrease from the 480.4 million cubic feet per day imported in 2005, due to increased domestic production. Imports of natural gas decreased in value by 18.8% during 2006, as a result of increased domestic natural gas production. Although PEMEX typically does not export natural gas, PEMEX exported 32.7 million cubic feet per day of natural gas in 2006, also due to increased domestic production in 2006.
     In 2006, PEMEX continued to be a net importer of refined products, with imports of refined products increasing in value by 27.1%, while exports of refined products increased in value by 20.5%. PEMEX’s net imports of refined products for 2006 totaled U.S. $8,215.7 million, a 30.4% increase from the refined products trade deficit of U.S. $6,299.0 million in 2005. Imports of refined products increased in volume by 9.7% during 2006, while exports of refined products increased in volume by only 1.1%. During 2007, import volumes of refined products are likely to increase due to an expected increase in demand for gasoline and diesel fuel. PEMEX expects that its refined products production will increase slightly in 2007, but not enough to meet the expected increase in demand.
     PEMEX’s exports of petrochemical products by volume decreased by 3.5% in 2006, from 853.6 thousand metric tons in 2005 to 823.7 thousand metric tons in 2006, while imports of petrochemical products by volume increased by 9.6%, from 397.4 thousand metric tons in 2005 to 435.6 thousand metric tons in 2006, due to a decrease in the production of methanol, xylenes and toluene, as a result of maintenance work performed at the aromatics train at the Cangrejera petrochemical complex during the first half of 2006. The value of petrochemical exports decreased by 1.0% in 2006, from U.S. $356.7 million in 2005 to U.S. $352.6 million in 2006, while the value of petrochemical imports increased by 27.7%, from U.S. $207.4 million in 2005 to U.S. $264.8 million in 2006.
     Capital Expenditures and Investments
     In nominal peso terms, Pemex-Exploration and Production’s expenditures for exploration and production totaled Ps. 130,071 million in 2006, as compared to Ps. 112,863 million in 2005, representing a 15.2% increase in nominal terms. An important component of PEMEX’s investment budget consists of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”). In 2006, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures totaled approximately Ps. 121,929 million, including Ps. 24,209 million of maintenance expenditures, which are not capitalized under Mexican financial reporting standards. Of Pemex-Exploration and Production’s total PIDIREGAS expenditures in 2006, Ps. 26,724 million was directed to the Ku-Maloob-Zaap fields, Ps. 25,992 million was directed to the Cantarell fields, Ps. 23,420 million was directed to the Strategic Gas Program, Ps. 15,726 million was used for development of the Burgos natural gas fields (including Ps. 2,428 million from the financed public works contracts program), Ps. 6,908 million was directed to the Antonio J. Bermúdez fields, Ps. 2,231 million was directed to the Arenque fields, Ps. 2,943 million to the Jujo-Tecominoacán fields and Ps. 3,150 million was directed to the Chuc fields. During 2006, expenditures for these eight projects amounted to 87.8% of all PIDIREGAS expenditures for exploration and production. The remaining 12% amounted to Ps. 14,835 million in nominal terms, which was directed to 19 other PIDIREGAS projects, 17 of which were commenced in 2002.
     In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Congress. In nominal peso terms, in 2006, non-PIDIREGAS capital expenditures of Pemex-Exploration and Production totaled Ps. 4,631 million, of which Ps. 3,642 million, or 78.6%, was invested in strategic projects and Ps. 989 million, or 21.4%, was invested in general operating improvements. Pemex-Exploration and Production’s non-PIDIREGAS investments consisted of Ps. 311 million in oil and gas exploration and Ps. 4,320 million in general field development and facilities.
     For 2007, PEMEX has budgeted Ps. 154,872 million for PIDIREGAS expenditures (Ps. 132,256 million for PIDIREGAS capital expenditures and Ps. 22,616 million for maintenance activities of Pemex-Exploration and Production) and Ps. 15,735 million for non-PIDIREGAS capital expenditures. Of the total PIDIREGAS budget for 2007, Ps. 137,245 million (or 88.6%) will be used by Pemex-Exploration and Production. Approximately Ps. 116,192 million, or 84.7% of Pemex-Exploration and Production’s PIDIREGAS budget, is to be allocated to projects relating to field development, pipelines and exploration activities, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 21,053 million, or 15.3%, will be allocated to operating projects as well as to projects relating to maintenance facilities, industrial safety and environmental projects. The 2007 PIDIREGAS budget includes Ps. 30,097 million for the Ku-Maloob-Zaap fields, Ps. 26,644 million for Cantarell, Ps. 20,664 million for the Strategic Gas Program, Ps. 19,193 million for Burgos, Ps. 7,249 million for the Antonio J. Bermúdez fields and Ps. 33,398 million for the other PIDIREGAS.
     Equity and Dividends
     In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt at the exchange rates in effect on the date payments are made. The total dividend to the Government in respect of the capitalized debt is approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter, Petróleos Mexicanos made advance payments to the Government equal to a prorated portion of the minimum guaranteed dividend.
     The total annual advance payments paid by Petróleos Mexicanos to the Government in respect of dividends on the capitalized debt during 2002, 2003, 2004, 2005 and 2006 amounted to Ps. 11,421 million, Ps. 11,508 million, Ps. 11,169 million, Ps. 15,903 million and Ps. 259 million (in constant pesos as of December 31, 2006), respectively, which were equivalent to substantially all of, or exceeded, Petróleos Mexicanos’ income after taxes and duties in each of those years. In December 1997, the board of directors of Petróleos Mexicanos and the Government agreed to an equity reduction in the capitalized debt in exchange for a cash payment from Petróleos Mexicanos to the Government of Ps. 12.12 billion in nominal pesos (U.S. $1.5 billion). In turn, the Ministry of Finance and Public Credit, on behalf of the Government, agreed to a corresponding reduction in the future payments of the minimum guaranteed dividend that it would receive from Petróleos Mexicanos from 1998 to 2006. In addition, Petróleos Mexicanos and the Government agreed to modify the schedule of advance payments of the minimum guaranteed dividend for 1998, 2001 and certain future years. Following a payment of U.S. $392 million in January 2007, no further advance payments of principal of the Certificates of Contributions “A” are payable by Petróleos Mexicanos.
     On various dates during 2004, the Mexican Government made payments to Petróleos Mexicanos for a total amount of Ps. 34.1 billion, as reimbursement for the infrastructure duty paid by PEMEX during 2004. On November 4, 2004, the Board of Directors of Petróleos Mexicanos approved the increase in the equity of the subsidiary entities for this amount. In accordance with the Federal Revenue Law for the 2004 Fiscal Year, these payments are to be allocated to infrastructure works in exploration, refining, gas and petrochemicals. Pursuant to a comisión mercantil (agency agreement) entered into with Banco Santander Serfín, S.A., as the agent managing the funds, PEMEX transferred a total amount of Ps. 33.7 billion, which was recorded as an increase in the equity of the subsidiary entities. In March 2005, after receiving the necessary approvals from the Ministry of Finance and Public Credit, PEMEX’s equity was increased by an additional Ps. 374 million to compensate for foreign exchange losses in 2004 in respect of the transfers made by the Ministry of Finance and Public Credit as reimbursement for the infrastructure duty that PEMEX paid to the Mexican Government in 2004.
     In accordance with the Federal Revenue Law for the 2005 Fiscal Year and the Federal Expenditure Budget for the 2005 Fiscal Year, the Mexican Government made payments to Petróleos Mexicanos as reimbursement for taxes and duties paid in 2005, which increased the equity of the subsidiary entities as shown in the table below:

	(in millions of
	nominal pesos)
Excess Gains Duty, in accordance with the Federal Expenditures Budget for the 2005 Fiscal Year	Ps.	22,067
Other payments pursuant to the Federal Expenditure Budget for the 2005 Fiscal Year		22,163

Increase in equity	Ps.	44,230

     In accordance with the Federal Expenditure Budget for the 2006 Fiscal Year, the Mexican Government transferred Ps. 45.7 billion in reimbursement for the excess gains revenue duty paid by PEMEX in 2006. This transfer of resources was capitalized, increasing the equity of Petróleos Mexicanos and the subsidiary entities by the same amount.
     Taxes and Duties
     PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the other taxes and duties paid by some of the subsidiary companies. The rate at which the hydrocarbon taxes and duties are assessed varies from year to year, and is set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs. PEMEX contributed approximately 40% of the Mexican Government’s revenues in 2005 and 2006.
     The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006. Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress. The new fiscal regime for PEMEX consists of the Ordinary Hydrocarbons Duty, the Hydrocarbon Duty for the Oil Revenues Stabilization Fund, the Duty for the Fund for Scientific and Technological Research on Energy, the Duty for Fiscal Monitoring of Oil Activities, the Extraordinary Duty on Crude Oil Exports, the Additional Duty and the Excess Gains Revenue Duty, which are payable by Pemex-Exploration and Production, and the Hydrocarbon Income Tax and the IEPS Tax, which are payable by Petróleos Mexicanos and its subsidiary entities other than Pemex-Exploration and Production. The new fiscal regime resulted in a reduction of taxes and duties payable by PEMEX in the amount of approximately Ps. 69.64 billion in 2006.
     Since 1994, interest payments by PEMEX on its external debt have been subject to Mexican Government withholding taxes. Nevertheless, these taxes do not represent a substantial portion of PEMEX’s total tax liabilities.
     PEMEX is also subject to municipal and state taxes, such as real property and payroll taxes. However, because most of PEMEX’s facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of PEMEX’s total tax burden. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.
     Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of PEMEX’s subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 30% for 2005 and 29% for 2006) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities). In addition, PEMEX has a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations.
     Petroleum Workers’ Union
     The Petroleum Workers’ Union (the “Union”) represents approximately 80.1% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.
     On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a

1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009.
     Legal Proceedings
     Following the change in presidential administrations, in 2001, the General Comptroller’s Office of the Mexican Government, or the Secretaría de la Función Pública (“SFP”), formerly known as the Secretaría de Contraloria y Desarrollo Administrativo (“SECODAM”), conducted an audit of PEMEX relating to PEMEX’s operations in 2000 and previous years. As a result of that audit, SFP identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes may have involved illicit behavior. The transactions, allegations and related proceedings are described below.
     On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from PEMEX to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.
     In addition, the Office of the Federal Attorney General filed charges against certain former officers of PEMEX, charging them with exceeding the scope of their corporate powers in executing the several transactions under investigation. On March 20, 2002, Petróleos Mexicanos filed three criminal complaints with the Office of the Federal Attorney General requesting prosecution principally of Rogelio Montemayor Seguy (former Director General), Carlos Juaristi Septién (former Corporate Management Director) and Juan José Domene Berlanga (former Chief Financial Officer) for acting illegally, outside the scope of their corporate powers and without the consent of the Board of Directors of Petróleos Mexicanos, its general counsel or the Mexican Government, illegally diverting to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by SFP in its complaint). On that same date, the Office of the Federal Attorney General filed charges against Manuel Gómezperalta Damirón (also a former Corporate Management Director) for the alleged commission of the crime of embezzlement in connection with the aforementioned diversion of funds to the Union. The criminal prosecution against Mr. Manuel Gómezperalta Damirón was concluded when the Segundo Tribunal Unitario en Materia Penal (Second Unitary Criminal Court) granted an amparo (constitutional relief) against the imprisonment writ against him.
     Mr. Montemayor resigned from PEMEX effective November 30, 2000. Messrs. Juaristi and Domene ended their affiliation with PEMEX in February 2001 as a result of the change in administration. In May 2002, a Mexican federal judge issued arrest warrants against these and certain other former officers of Petróleos Mexicanos for embezzlement and unlawful use of their corporate powers and privileges.
     In July 2003, the Office of the Federal Attorney General closed its investigation against Messrs. Montemayor, Juaristi and Domene with regard to the charges of money laundering and organized crime, on the grounds that it had insufficient proof to support these charges. The charges of electoral embezzlement, wrongful use of powers and, in the case of Messrs. Juaristi and Domene, improper exercise of a public service, have been dismissed by the federal courts of Mexico for failure to provide sufficient proof to support these charges. On November 16, 2006, after an amparo was granted in favor of Mr. Rogelio Montemayor Seguy, the charge for embezzlement was dismissed for failure to provide sufficient proof to support the charges. As of the date of this report, an imprisonment writ against Mr. Alberto Gheno Ortiz (former Associate Managing Director of Budgetary Control) for the alleged commission of embezzlement is still pending. On May 10, 2005, the SFP announced it had fined the former Director General of Petróleos Mexicanos and four other former officers for a total of Ps. 2.8 billion and banned each of them plus a sixth former officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and final resolution of the matter is pending.
     On November 29, 2006, the Office of the Federal Attorney General closed its investigation against Mr. Luis Ricardo Aldana Prieto, who is a member of the Board of Directors of Petróleos Mexicanos as a representative of the Union, for his alleged commission of embezzlement and improper exercise of his corporate powers.

     A Mexican judge issued two arrest warrants in September and October 2003 and issued formal imprisonment writs in October 2003 against Carlos Romero Deschamps, General Secretary of the Union, in connection with the investigation, commencing the criminal trial against him. The criminal prosecution against Mr. Carlos Romero Deschamps was concluded when the Segundo Tribunal Unitario en Materia Penal del Primer Circuito (Second Unitary Criminal Court of the First Circuit) granted an amparo against the imprisonment writ against him.
     The Union has offered to pay, over a period of years, Ps. 1,580 million to PEMEX for the amounts allegedly diverted from it through the transactions under investigation. This offer was accepted by the Board of Directors of Petróleos Mexicanos on September 1, 2003. The amounts that PEMEX has received as restitution have been appropriately recorded as a gain in the period in which cash was received, in accordance with both Mexican financial reporting standards and U.S. generally accepted accounting principles.
     Since learning from SFP about the illegal diversion of funds, PEMEX has been cooperating with SFP and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, a number of initiatives were announced and certain rules have been adopted by PEMEX in order to promote a culture of ethics and prevent corruption in its daily operations.
     In October 2000, in accordance with Article 73 of the Acquisitions, Leasing and Public Sector Services Law, Pemex-Refining settled a legal dispute with Productos Ecológicos S.A. de C.V. (“Proesa”) relating to the early termination of a long-term MTBE supply and services contract involving an MTBE plant that was never built before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”). Proesa’s initial claim against Pemex-Refining was for approximately U.S. $650 million. However, after discussion and negotiation in private arbitration proceedings, Pemex-Refining agreed to settle the dispute for a total amount of approximately U.S. $146.5 million (U.S. $127 million plus taxes). The settlement was formalized by an agreement between Pemex-Refining and Proesa, dated October 16, 2000, and fully paid on the same date; the full payment was recorded as an expense in 2000. Pemex-Refining submitted a criminal complaint to the Office of the Federal Attorney General against former officers of Pemex-Refining in connection with this matter.
     The Office of the Federal Attorney General filed charges against these officers for unlawful use of their corporate powers and privileges. A federal judge subsequently issued formal imprisonment writs against former officers Mr. Mario Willars Andrade (former Director General of Pemex-Refining), Mr. Luis Ricardo Bouchot Guerrero (former Chief of the Legal Unit of Pemex-Refining) and Mr. Cuauhtémoc Arce Herce (a former employee of Pemex-Refining). The Juzgado Séptimo de Distrito de Procesos Penales Federales (Seventh District Court of Federal Criminal Prosecutions) granted an amparo against the imprisonment writs against Mr. Willars and Mr. Bouchot. The evidentiary stage in the proceeding against Mr. Arce concluded and he was released on bail. The Tribunal Colegiado de Circuito en Materia Penal (Joint Criminal Circuit Court) denied a motion filed by Pemex-Refining and confirmed a judgment in favor of Mr. Arce without setting an amount for damages. On September 30, 2004, the SFP fined the Pemex-Refining employees named above for a total amount of Ps. 1,390.3 million each and banned them from holding public office for 20 years. Mr. Arce filed an amparo against this resolution, which was denied by the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in Mexico City. Mr. Arce filed a nullity claim before the Primera Sala del Tribunal Federal de Justicia Fiscal y Administrativa (First Division of the Fiscal and Administrative Federal Justice Court) against this sanction, which was granted on September 12, 2006. On November 15, 2006, the SPF filed a motion to review this resolution before the Tercer Tribual Colegiado en Materia Administrativa del Primer Circuito (Third Joint Administrative Court of the First Circuit) which was denied on April 11, 2007 and the resolution in favor of Mr. Arce was confirmed.
     In association with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has introduced a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from PEMEX’s pipelines or installations and the smuggling of products used to alter fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified on April 29, 2004 to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. PEMEX maintains oversight of its nationwide pipeline system and reports any unlawful activity about which it is aware to the appropriate local or federal authorities.

     Pemex-Refining has been implementing several measures to prevent and fight the illicit market in fuels, including the installation of a system that allows it to detect and locate leaks from pipelines, the utilization of satellite monitoring of tankers and a system of 24 mobile laboratories to analyze the quality of fuels in over 7,000 retail service stations in Mexico. During 2005, 134 illicit entries were detected and during 2006, 204 illicit entries were detected. PEMEX has installed more accurate measurement instruments in the principal transfer locations among refineries, maritime terminals, storage facilities, distributors, suppliers and customers in order to measure volumes and generate product balance reports. A Terminal Monitoring and Control System has been installed in 11 of the 77 storage and distribution terminals of PEMEX. The illicit market in fuels impacts PEMEX’s results of operations due to the loss of revenue that would have been generated by the sale of such products, the production cost of which is already included in PEMEX’s cost of sales. The actions described above have resulted in a reduction of this illegal trade and an increase in PEMEX’s sales volumes.
Tourism
     During the last three decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 541,282 in 2006, according to preliminary figures.
     After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued through 2006. During 2006, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $12.2 billion, 3.2% greater than in 2005. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $9.0 billion in 2006, a 5.3% increase over 2005. The number of tourists to the interior in 2006, 12.6 million, was 0.6% higher than the level for 2005, while the average expenditure per tourist to the interior increased by 4.7%, to U.S. $710.26. During 2006, expenditures by Mexican tourists abroad amounted to U.S. $4.2 billion, a 14.8% increase over the level during 2005, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $8.1 billion. The tourism balance recorded a surplus of U.S. $4.1 billion in 2006, a decrease of 3.2% from the U.S. $4.2 billion surplus recorded in 2005.
Agriculture
     Mexico’s topography and climate provide an estimated 57 million acres, or about 11.7% of the country’s total area, for cultivation. In 2006, approximately 49.3 million acres were harvested, of which approximately 26% were irrigated. In 2006, according to preliminary figures, agriculture, livestock, fishing and forestry employed approximately 18.8% of the economically active population and accounted for 5.0% of Mexico’s GDP. The Government estimates that approximately 30.0% of Mexico’s population lived in rural areas in 2006.
     According to preliminary figures, the output of the agriculture, livestock, fishing and forestry sector increased by 4.8% in real terms in 2006 as compared to 2005. This increase was largely due to favorable climate conditions.
     In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.
     Agricultural exports accounted for 2.7% of Mexico’s merchandise exports in 2006 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports increased in nominal terms by 14.1% in 2006. The principal exported agricultural goods in 2006 were fresh vegetables, tomatoes and fresh fruits.

     Agricultural Reform
     In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.
     In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.
     The modernization of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.
     Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. The Government’s policy has changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector.
     The Government agency Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”), which was created in 1991, is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace, and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. ASERCA does not purchase agricultural products, but instead channels distribution through its infrastructure and storage facilities, and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.
     The Programa de Apoyo al Campo (Agricultural Support Program, or “PROCAMPO”) is a 15-year program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun at the end of 1993, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.
     On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural

Alliance). In 2002, this program was renamed Alianza Contigo (Alliance with You). Its original purposes were to increase productivity, fight poverty, raise the income of families living in Mexico’s rural areas, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. The program has since been reoriented towards improving production and productivity, promoting investment and the capitalization of the sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system and investigating and transferring technology. The Alliance has been a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.
     On April 28, 2003, the Government and representatives of Mexico’s rural sectors established a new national rural development program known as Acuerdo Nacional para el Campo (National Rural Agreement). The purposes of this program are to fight poverty and raise the income level of families living in Mexico’s rural areas, and to continue to increase the productivity of and the investment in the rural sector.
     Sugar Industry
     In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The expropriated mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund), a trust established to administer the expropriated assets of the sugar mills.
     The sugar industry is heavily indebted. The Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.
     On February 19, 2004, the Supreme Court ruled in favor of claims, originally initiated by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”), that the 2001 expropriations of four of the 27 total sugar mills were unconstitutional and ruled that the Government must return the four unconstitutionally expropriated mills to the shareholders of each sugar mill as of the date they were originally expropriated. A claim initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the ruling. Pursuant to the Supreme Court ruling, the Government returned the four mills to the shareholders of each of the mills. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government. To date, several claims remain pending in the Mexican courts. In addition, GAMI Investment Inc., a U.S. shareholder of one of the companies affected by the expropriation, submitted a claim under Chapter 11 of the NAFTA, which was dismissed in its entirety by the applicable tribunal on November 15, 2004.
Transportation and Communications
     According to preliminary figures, Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 221,162 miles (355,927 km) at December 31, 2006, of which approximately 76,309 miles (122,808 km) were paved, and included approximately 4,603.7 miles (7,409 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2006, the amount of cargo transported via Mexican ports totaled 254.7 million tons, 1.6% more than during 2005.
     The Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s port facilities in the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for concessions of up to 50 years, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. During 1993, 64 concessions were granted for the construction, management and operation of port facilities. An additional 89 concessions have been granted since 1993, including 17 granted in 2006.

     By the end of the 1980s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on a program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,509 miles (5,648 km) from 1990 to 2006, according to preliminary figures.
     The new toll expressways financed by the private sector, however, experienced financial problems almost from their inception due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997 the Government approved a toll road restructuring program aimed at providing financial relief for toll road concessionaires to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under that program, the Government reacquired 23 of the 52 concessions granted through 1994. During the second half of 2007, the Government intends to transfer to private sector operators through an auction process four of the reacquired concessions. According to the 2007-2012 Programa Nacional de Infraestructura (National Infrastructure Program), presented on July 18, 2007, the Government estimates that total highway infrastructure investment over the next six years will be Ps. 287.0 billion, consisting of Ps. 159.0 billion in public sector investment and Ps. 128.0 billion in private sector investment.
     Until 1995, Mexico’s railroad system, which carries an estimated 26% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). Pursuant to a 1995 law governing railways, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions were granted after 1999. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”
     According to preliminary figures, at December 31, 2006, Mexico had an estimated 20.0 telephone lines in service per 100 inhabitants, as compared with an estimated 11.3 telephone lines in service per 100 inhabitants at December 31, 1999. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy—The Role of the Government in the Economy; Privatization—Telecommunications.”
     According to preliminary figures, the transportation, storage and communications sector grew by 9.1% in real terms in 2006, as compared with 7.1% real growth in 2005.
Construction
     Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector has benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. According to preliminary figures, the construction sector grew by 6.9% in real terms in 2006, as compared with 3.3% real growth in 2005.
Mining
     Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. According to preliminary figures, the mining, petroleum and gas sector grew by 2.2% in real terms in 2006, as compared with 2.1% growth in 2005. Extractive mineral exports (excluding crude oil) increased by 12.8% in nominal terms in 2006 as compared to 2005.

Extractive minerals exports (including oil and oil products) accounted for 16.1% of total merchandise exports (including in-bond industry exports) in 2006.
     Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. However, foreign investment in Mexican mining companies is permitted, except in the case of the exploitation of radioactive minerals. The foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. Mexico’s Ley Minera (Mining Law) permits exploration concessions of up to six years and exploitation concessions of up to 50 years.
Electric Power
     As of December 31, 2006, approximately 99.2% of Mexico’s urban population and 90.2% of Mexico’s rural population (or 97.0% of the total population) had access to electric power. Providing additional access to electric power remains a Government priority. Installed generating capacity at December 31, 2006 was 48,769 megawatts, an increase of 4.8% from 2005. Electric production for 2006 was 225,079 gigawatt hours, an increase of 2.8% as compared to 2005 and an overall increase of 11.9% from 2002. Of the total generation in 2006, 13.5% was produced by hydroelectric plants, 3.0% by geothermal plants, 8.0% by coal fired plants, 4.8% by nuclear power plants, 6.2% by dual plants and 64.6% by oil and gas plants (in each case owned and operated by the Comisión Federal de Electricidad, the Federal Electricity Commission, a decentralized public agency of the Government that plans and coordinates the electric power sector in Mexico). Diversification of energy resources is an important objective of the Government. Domestic generation in 2006 was supplemented by imports of electric power of 522 gigawatt hours. Mexico exported 1,299 gigawatt hours of electricity in 2006.
     The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At December 31, 2006, approximately 90% of electric generating capacity was held by the public sector through the Federal Electricity Commission. The balance of generating capacity is in privately owned facilities.
     Private investors are allowed to participate in the electric energy sector on a broad basis. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although only limited foreign investment has been made in this sector to date.
     A consortium of U.S. and Mexican companies built the first independent power plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. According to the 2007-2012 National Infrastructure Program, the Government anticipates a total of Ps. 380.0 billion in electric energy sector investment over the next six years, with Ps. 161 billion of that amount related to generation.
     Luz y Fuerza del Centro (Central Light and Power), a decentralized public agency, is responsible for the supply of electricity to Mexico City’s metropolitan area and neighboring states. However, because the agency has limited generating capacity, it purchases from the Federal Electricity Commission most of the electricity required to supply the metropolitan area.

FINANCIAL SYSTEM
     Mexico’s financial system is composed of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Three or more different types of financial services companies may operate under a single financial services holding company. Two or more different types may operate under such a holding company if each of the two institutions is a commercial bank, a securities firm or an insurance company.
     The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or the “CNBV”), the Comisión Nacional del Sistema del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).
     Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.
Central Bank and Monetary Policy
     Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2006, had assets totaling Ps. 1,097,452 million (U.S. $100.9 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.
     In 1993, a constitutional amendment relating to the activities and role of Banco de México in the economy came into effect. The amendment strengthened the authority of Banco de México with respect to monetary policy, foreign exchange and related activities as well as the regulation of the financial services industry. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted to it under the constitutional amendment and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies.
     The principal objective of the Government’s monetary policy is and has been to reduce inflation. Accordingly, in the past, Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows occurred or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México’s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit for each quarter since 1996.
     Banco de México’s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:
•	M1 consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits;

•	M2 consists of M1, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and the National Workers’ Housing Fund Institute related to the Retirement Savings System;

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.
     The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.
Money Supply

	December 31,										June 30,
	2002		2003		2004		2005		2006(1)		2007(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	232,217	Ps.	263,595	Ps.	301,162	Ps.	336,171	Ps.	389,598	Ps.	366,333
Checking deposits
In domestic currency		352,339		396,038		408,726		471,708		534,512		511,674
In foreign currency		84,289		73,993		96,836		95,279		97,698		98,075
Interest-bearing peso deposits		96,361		122,589		138,065		162,961		195,333		192,214
Savings and loan deposits		1,280		1,476		1,777		2,362		2,883		3,040

Total M1	Ps.	766,486	Ps.	857,692	Ps.	946,567	Ps.	1,068,480	Ps.	1,220,024		1,171,336

M4:	Ps.	3,096,919	Ps.	3,487,026	Ps.	3,905,356	Ps.	4,527,777	Ps.	5,171,723		5,288,650

Note:	Totals may differ due to rounding.

(1)	Preliminary.
Source: Banco de México.
     2006 Monetary Program
     Mexico’s monetary program for 2006 had as its principal objective the achievement of an inflation rate not exceeding between 3.0% and 3.5% by the end of 2006. Mexico’s monetary program for 2006 was made up of the following elements:
•	inflation objectives;

•	a reference guideline for the analysis of the economic situation and inflationary pressures;

•	a framework for the monetary instruments to be used by the Central Bank to reach its objectives; and

•	a plan for regular communication with the public that promotes transparency and the credibility of the monetary policy.
     Banco de México uses a “short” mechanism to induce the necessary changes in interest rates to achieve inflation objectives. Under the mechanism, Banco de México sets a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period will close and controls that amount by restricting the amount of credit it auctions to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance and was set at Ps. 25 million. When the predetermined amount is negative, or “short,” Banco de México exerts upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctions on that day. This mechanism allows Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base follow a path consistent with the assumed inflation rate.
     Using the daily average balance mechanism introduced on April 10, 2003, Banco de México maintained the “short” throughout 2006 at Ps. 79 million. The “short” was at the same level from March 23, 2005 until December 31, 2005. Banco de México lowered the minimum overnight funding rate from 8.25% on December 9, 2005 to

7.75% on January 27, 2006, to 7.50% on February 24, 2006, to 7.25% on March 24, 2006, and to 7.00% on April 21, 2006. In each case, Banco de México lowered the minimum overnight funding rate to relax monetary conditions. On April 27, 2007, Banco de México increased the minimum overnight funding rate from 7.00% to 7.25%.
     At the end of December 2006, the monetary base had grown to Ps. 449,821 million, a 13.76% increase in real terms as compared to Ps. 380,034 at December 30, 2005. The net domestic credit of Banco de México registered a negative balance of Ps. 375,145 million at December 29, 2006, as compared to a negative balance of Ps. 408,133 million at the end of 2005. The decrease in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México and to the increase in the monetary base during the year.
     During 2006, the M1 money supply increased by 9.74% in real terms, as compared with a growth of 9.24% in real terms in 2005. This growth was driven by an increase in checking deposits in domestic currency by the public, which increased by 8.90% in real terms in 2006.
     Financial savings, defined as the difference between the monetary aggregate M4 and bills and coins held by the public, increased by 9.78% in real terms in 2006, as compared to 12.20% real growth in 2005. This growth was attributable to an increase in savings generated by non-residents of 2.66% and an increase in savings generated by Mexican residents of 10.08% in real terms in 2006.
     2007 Monetary Program
     Mexico’s monetary program for 2007 has as its principal objective the achievement of an inflation rate not exceeding between 3.5% and 4% by the end of 2007. Mexico’s monetary program for 2007 is made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.
     To restrict monetary conditions, Banco de México increased the minimum overnight funding rate from 7.00% to 7.25% on April 27, 2007. On June 22, 2007, Banco de México announced that the minimum overnight funding rate would remain at 7.25% and the “short” would remain at the level of Ps. 79 million set on March 23, 2005 until further notice.
     During the first six months of 2007, the M1 money supply increased by 2.65% in real terms, as compared with the same period of 2006. This growth was driven by an increase in checking deposits in domestic currency by the public, which increased by 5.97% in real terms in the first six months of 2007.
     During the first six months of 2007, financial savings increased by 5.39% in real terms, as compared with the same period of 2006. Savings generated by Mexican residents increased by 5.34% in real terms and savings generated by non-residents increased by 6.54% in real terms during the first six months of 2007, each as compared with the same period of 2006.
     At August 2, 2007, the monetary base totaled Ps. 412.7 billion, a 9.2% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.

Banking System
     In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.
     Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.
     In connection with the implementation of the NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).
     In December 1998, Congress approved legislation introducing a package of financial and banking reforms that supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the remaining restrictions on foreign ownership of the largest Mexican banks.
     The Banking Law was amended on June 4, 2001 to:
•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.
     Development Banks
     The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are the granting of export- and import-related credits and the issuance of guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, ProMéxico, a new public trust was created. The trust, which will be supervised by the Ministry of Economy, will assume responsibilities with respect to the promotion of foreign trade and foreign investment. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.
     Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.
Banking Supervision and Support
     Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors composed of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.
     In 1995, the CNBV acquired powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. Mexican financial groups are organized in a holding company structure, and the CNBV’s powers of intervention give it the option of intervening at either the holding company or operating company level.
     Background
     From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing” and established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks, pursuant to which such banks are required to maintain capitalization levels consistent with international standards.
     The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.
     The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México’s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.
     In response to the 1994-1995 financial crisis, the Mexican Government took a number of additional steps to support the banking system, including broadening the scope for investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.
     In addition, the Government established the Temporary Capitalization Program (“PROCAPTE”), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (“FOBAPROA”) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.
     Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No drawings were made after that date.
     In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.
     IPAB
     In 1999, the Government’s program to rescue troubled banks, first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.
     In May 2002, IPAB announced a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which were suspended pending resolution of the suits by the applicable courts. In July 2004, the four banks reached an out-of-court settlement agreement with IPAB, pursuant to which they agreed to exchange their FOBAPROA notes for new notes from IPAB with a face value of approximately 50% of the face value of the original FOBAPROA notes, subject to certain further audits regarding a portion of the transferred loans. On June 26, 2005, all audits were concluded and the banks agreed to accept a 52.9% reduction in the total face value of their FOBAPROA notes.
     IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (“UDIs”), units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At July 10, 2007, one UDI was worth Ps. 3.82.
     The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 31, 2006, IPAB’s debt totaled Ps. 748.5 billion. At June 30, 3007, IPAB’s debt totaled Ps. 743.1 billion.
     In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, improve the maturity profile of its indebtedness and reduce its financing costs. IPAB’s securities, known as Savings Protection Bonds (“BPAs” or “BPATs”), have maturities of three or five years and are sold through auctions conducted by Banco de México. BPAs pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 64,563 million of these BPA instruments in the market in 2006, as compared to a total of Ps. 64,350 million of BPA instruments placed in the market in 2005. BPATs pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 74,750 million of these BPAT instruments in the market in 2006, as compared to a total of Ps. 81,900 million of BPAT instruments placed in the market in 2005.

     In May 2004, IPAB conducted an offering of a new type of peso-denominated Savings Protection Bonds (“BPA182”). These seven-year Savings Protection Bonds pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. IPAB placed a total of Ps. 34,700 million of these BPA182 instruments in the market in 2006, as compared to a total of Ps. 20,300 million of BPA182 instruments placed in the market in 2005.
     In addition to its other activities, IPAB is now in the process of disposing of loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. Significant asset sales since the beginning of 2005 include the following:
•	In April 2005, IPAB announced that Basilisk Seis, S.A. de C.V. was the winning bidder in the auction to acquire a bundle of commercial and industrial loans of Banco Unión, S.A. Basilisk Seis, S.A. de C.V. submitted a bid of Ps. 126.5 million for the loan portfolio. The net proceeds from this transaction represented 2.0% of the portfolio’s face value of Ps. 6,412 million.

•	In June 2005, IPAB announced that GMACCM Administradora de Activos, S.A. de C.V. was the winning bidder in the auction to acquire a bundle of commercial and industrial loans of Banco Mercatil del Norte, S.A. and Banco del Centro, S.A. GMACCM Administradora de Activos, S.A. de C.V. submitted a bid of Ps. 356.0 million for the loan portfolio. The net proceeds from this transaction represented 2.0% of the portfolio’s face value of Ps. 9,152 million.

•	In August 2005, IPAB announced that GMACCM Administradora de Activos, S.A. de C.V. was the winning bidder in the auction to acquire a bundle of commercial loans of BBVA Bancomer. GMACCM Administradora de Activos, S.A. de C.V. submitted a bid of Ps. 160.0 million for the loan portfolio. The net proceeds from this transaction represented 12.5% of the portfolio’s face value of Ps. 1,278 million.

•	In September 2005, IPAB announced that Administradora Blue 2234, S. de R.L. de C.V. was the winning bidder in the auction to acquire a bundle of commercial loans of HSBC Mexico, S.A. Administradora Blue 2234, S. de R.L. de C.V. submitted a bid of Ps. 136.3 million for the loan portfolio. The net proceeds from this transaction represented 7.0% of the portfolio’s face value of Ps. 1,957 million.

•	In September 2005, IPAB announced that Sociedad Corporativa para la Resolución de Activos y Propiedad S. de R.L. de C.V. was the winning bidder in the auction to acquire a bundle of commercial loans of HSBC Mexico, S.A. Sociedad Corporativa para la Resolución de Activos y Propiedad S. de R.L. de C.V. submitted a bid of Ps. 126.0 million for the loan portfolio. The net proceeds from this transaction represented 15.6% of the portfolio’s face value of Ps. 807 million.

•	In September 2005, IPAB announced that Sociedad Corporativa para la Resolución de Activos y Propiedad S. de R.L. de C.V. was the winning bidder in the auction to acquire a bundle of commercial loans of Banco Mercatil del Norte, S.A. Sociedad Corporativa para la Resolución de Activos y Propiedad S. de R.L. de C.V. submitted a bid of Ps. 115.8 million for the loan portfolio. The net proceeds from this transaction represented 16.6% of the portfolio’s face value of Ps. 698 million.

•	In October 2005, IPAB announced that Sociedad Corporativa para la Resolución de Activos y Propiedad S. de R.L. de C.V., GMACCM Administradora de Activos, S.A. de C.V. and Sociedad Corporativa para la Resolución de Activos y Propiedad, S. de R.L. de C.V. were the winning bidders in the auction to acquire a bundle of commercial loans of Banco Nacional de México, S.A. These institutions submitted a bid of Ps. 199.6 million for the loan portfolio. The net proceeds from this transaction represented 7.9% of the portfolio’s face value of Ps. 2,532 million.

•	In February 2006, IPAB auctioned a bundle of commercial loans of Banco Banorte and Banco Santander Serfin. The amount received for the loan portfolio was Ps. 756.4 million. The net proceeds from this transaction represented 7.9% of the portfolio’s face value of Ps. 9,626.5 million.

•	In December 2006, IPAB auctioned a bundle of commercial loans of Banco Union. The amount received for the loan portfolio was Ps. 64.4 million. The net proceeds from this transaction represented 2.5% of the portfolio’s face value of Ps. 2,596 million.
Since the IPAB’s last auction of a loan portfolio in December 2006, there has been no further activity in this area.
     Regulation
     The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules currently require Mexican commercial banks to:
•	limit to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;

•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•	exclude investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and

•	exclude from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.
     The rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These securities have a minimum maturity of ten years, are unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.
     During the second half of 2000, the Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000 and more recently in September 2003, the Government announced new rules for classifying the credit portfolios of development banks.
     Under these rules, development banks currently are required to:
•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.
     At December 31, 2006, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 27,590 million, as compared with Ps. 20,946 million at December 31, 2005. The total loan portfolio of the banking system increased by 15.3% in real terms during 2006, as compared with 2005. The past-due loan ratio of commercial banks was 2.0% at December 31, 2006, as compared with the 1.8% past-due loan ratio at December 31, 2005. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 54,455 million at December 31, 2006, as compared with Ps. 50,550 million at December 31, 2005. At this level, commercial banks had reserves covering 208.4% of their past-due loans at December 31, 2006, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
     At March 31, 2007, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 30,725 million, as compared with Ps. 27,590 million at December 31, 2006. The total loan portfolio of the banking system increased by 8.7% in real terms during the first three months of 2007, as compared with the same period of 2006. The past-due loan ratio of commercial banks was 2.2% at March 31, 2006, as compared to 2.0% at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps 60,088 million at March 31, 2007, as compared with Ps. 54,445 million at December 31, 2006. At this level, commercial banks had reserves covering 195.6% of their past-due loans at March 31, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
     On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform was designed to develop financial intermediaries other than banks, allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform were to:
•	introduce the concept of investment fund distributors; and

•	avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.
Recent Legislation relating to Bankruptcy and Secured Transactions
     On June 13, 2003, a congressional decree was published amending the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminated a prior non-recourse provision applicable to non-possessory pledges and collateral trusts in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amended certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee’s role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts were amended accordingly. Additionally, the decree amended the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.
Credit Allocation by Sector
     The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

	Credit Allocation by Sector(1)
	December 31,
	2002			2003			2004			2005			2006(2)
						(in billions of pesos and as % of total)
Agriculture, mining, forestry and fishing	Ps.	40.5	3%	Ps.	37.3	3%	Ps.	23.1	2%	Ps.	23.3	1%	Ps.	23.4	1%
Energy		22.5	2		30.5	2		43.2	3		31.1	2		31.5	2
Industry		161.8	11		160.2	11		153.1	11		133.4	8		151.5	9
Services and other activities		617.4	43		627.8	44		649.9	45		783.2	50		852.2	51
Commerce		102.1	7		100.8	7		104.9	7		116.6	7		137.2	8
Government		253.6	18		259.6	18		241.8	17		222.5	14		139.7	8
Others		228.4	16		217.2	15		222.9	15		271.1	17		350.8	21

Total	Ps.	1,426.3	100%	Ps.	1,433.4	100%	Ps.	1,438.8	100%	Ps.	1,581.2	100%	Ps.	1,686.3	100%

Note:	Totals may differ due to rounding.

(1)	Includes commercial and development banks.

(2)	Preliminary

Source:	Banco de México
Insurance Companies and Auxiliary Credit Institutions
     The Insurance Company Law regulates, among other things, the provision of health insurance and managed health services. Pursuant to the law, as amended in December 1999, insurance companies that wish to provide health services, such as medical care and hospitalization services, may do so only with the approval of the Ministry of Finance and Public Credit and may offer those services only through companies whose activities are limited to the provision of those services (including without limitation the ownership and operation of hospitals) and medical and health insurance. Any company providing health services must have:
•	segregated into separate companies its insurance activities (other than medical and health insurance activities) and its health and medical insurance and provision of health services activities;

•	formed a new company to which it has transferred its health services and related insurance activities;

•	disposed of its health services activities, by assigning its contracts to another institution that exclusively provides these services and which has already been approved by the Ministry of Finance and Public Credit; or

•	disposed of its insurance activities (other than medical and health insurance activities) in a transaction approved by the Ministry of Finance and Public Credit.
     Pursuant to 1995 amendments to the Insurance Company Law, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.
     The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended in 1993, governs financial intermediaries. Pursuant to the law:
•	no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.
     Pursuant to 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.
     In connection with the implementation of the NAFTA, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.
The Securities Markets
     The Mexican Stock Exchange is Mexico’s only stock exchange and is located in Mexico City. The Mexican Stock Exchange is organized as a corporation with shares owned by 33 brokerage firms, each of which is authorized to trade on the exchange floor. Both debt and equity securities are traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.
     The Securities Market Law has been amended in several occasions in recent years. It was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information, as well as to permit the listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The 1993 amendments also included the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2006, four foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.
     Effective June 1, 2001, the Securities Market Law was amended to improve and promote trading in the Mexican securities market by making it more transparent, liquid and efficient and by implementing stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board that has full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduced provisions intended to regulate the duties of board members and the liability of board members for acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.
     In December 2005, the Mexican Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. The new law, which entered into effect on June 28, 2006, clarifies several aspects of the existing law, including the disclosure mechanisms and the reach of its application to holding companies and subsidiaries. In addition, the new law improves minority shareholders’ rights and introduces certain new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. The new law also redefines certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.

     In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.
     The market capitalization of the Mexican Stock Exchange was U.S. $236.0 billion at the end of 2005, representing a 38.7% increase in dollar terms from its year-end 2004 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $57 billion in 2005, 15% more than in 2004. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.36% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.64% of transactions.
     The market capitalization of the Mexican Stock Exchange was U.S. $346.6 billion at the end of 2006 representing a 46.9% increase in dollar terms from its year-end 2005 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $87 billion in 2006, 50.9% more than in 2005. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.45% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.55% of transactions.
     The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 29, 2006, the Stock Market Index stood at 26,448.32 points, representing a 48.6% increase from the level of 17,802.71 at December 30, 2005.
     At July 23, 2007, the Stock Market Index stood at 32,168.43 points, representing a 21.6% increase from the level at December 29, 2006.
     The following graph charts the Stock Market Index for the periods indicated.

EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
     Since the late 1980’s, Mexico has had an outward-looking approach towards economic development, concentrating on export-led growth. This approach supplanted the import substitution economic development model that Mexico adopted in the 1940’s to promote industrialization through protection of local industries, which in its latter stages was financed by the expansion of oil exports and debt accumulation.
     To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs (“GATT”) in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 10.2% in 2006. By 2006, approximately 99.2% of tariff items and 97.1% of imports by value were exempt from import permit requirements and other non-tariff barriers.
     The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.
Exports and Imports

						First six
						months of
	2002	2003	2004	2005	2006(1)	2007(1)
		(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$14,830	$18,602	$23,667	$31,891	$39,021	$18,615
Crude oil	13,392	16,676	21,258	28,329	34,707	16,145
Other	1,438	1,926	2,409	3,561	4,315	2,470
Non-oil products	146,216	146,164	164,332	182,342	210,975	109,296
Agricultural	4,215	5,036	5,684	6,008	6,853	4,422
Mining	367	496	901	1,168	1,317	804
Manufactured goods(2)	141,635	140,632	157,747	175,166	202,806	104,070

Total merchandise exports	161,046	164,766	187,999	214,233	249,997	127,911
Merchandise imports (f.o.b.)
Consumer goods	21,178	21,509	25,409	31,513	36,972	19,668
Intermediate goods (2)	126,508	128,831	148,804	164,091	188,634	97,247
Capital goods	20,992	20,205	22,597	26,216	30,525	16,038

Total merchandise imports	168,679	170,546	196,810	221,820	256,130	132,954

Trade balance	$(7,633)	$(5,779)	$(8,811)	$(7,587)	$(6,133)	$(5,043)

Average price of Mexican oil mix(3)	$21.52	$24.78	$31.05	$42.71	$53.04	$52.32

Note:	Totals may differ due to rounding. ..
(1)	Preliminary figures.

(2)	Includes the maquiladora (or in-bond) industry.

(3)	In dollars per barrel.

Source:	Banco de México .
     As a result of the export promotion strategy referred to above, non-oil exports have increased nearly twenty-fold since 1982, reaching U.S. $211.0 billion (or 84.4% of total merchandise exports including in-bond industries) in 2006. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2006, U.S. $202.8 billion (or 96.1%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.
     In 2005, Mexico registered a trade deficit of U.S. $7.6 billion, as compared with a trade deficit of U.S. $8.8 billion in 2004. Merchandise exports increased by 14.0% in 2005, to U.S. $214.2 billion, mainly due to an increase in external demand, especially from the United States, Mexico’s principal trading partner, and a 37.6% increase in the average price per barrel of Mexican crude oil exports. In 2005, petroleum exports increased by 34.8% and non-petroleum exports increased by 11.0%, each as compared with 2004. Exports of manufactured goods, which represented 81.8% of total merchandise exports in 2005, increased by 11.0% in 2005 as compared with 2004.
     Total imports increased by 12.7% to U.S. $221.8 billion during 2005. This was a lesser increase as compared with the increase during 2004 of 15.4%. The lower rate of import growth in 2005 was mainly due to the slower expansion of the maquiladora (or in-bond) sector, which uses imported goods as inputs. Imports of intermediate goods increased by 10.3%, imports of capital goods increased by 16.0% and imports of consumer goods increased by 24.0% during 2005.
     In 2006, Mexico registered a trade deficit of U.S. $6.1 billion, as compared with a trade deficit of U.S. $7.6 billion in 2005. Merchandise exports increased by 16.7% in 2006 to U.S. $250.0 billion, mainly due to an increase in external demand and a 24.2% increase in the average price per barrel of Mexican crude oil exports. In 2006, petroleum exports increased by 22.4% and non-petroleum exports increased by 15.7%. Exports of manufactured goods, which represented 81.1% of total merchandise exports in 2006, increased by 15.8% in 2006.
     Total imports increased by 15.5% to U.S. $256.1 billion during 2006, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 15.0%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 17.3% during 2006.
     According to preliminary figures, during the first six months of 2007, Mexico registered a trade deficit of U.S. $5.0 billion, as compared with a trade surplus of U.S. $581 million for the same period of 2006. Merchandise exports increased by 4.3% during the first six months of 2007 to U.S. $127.9 billion, as compared to U.S. $122.7 billion for the same period of 2006. During the first six months of 2007, petroleum exports decreased by 9.2%, while non-petroleum exports increased by 7.0%, each as compared with the petroleum and non-petroleum export totals of the same period of 2006. Exports of manufactured goods, which represented 81.4% of total merchandise exports, increased by 6.7% during the first six months of 2007, as compared with exports of manufactured goods during the same period of 2006.
     According to preliminary figures, during the first six months of 2007, total imports grew by 8.9% to U.S. $133.0 billion, as compared to U.S. $122.1 billion for the same period of 2006. During the first six months of 2007, imports of intermediate goods increased by 7.2%, imports of capital goods increased by 11.9% and imports of consumer goods increased by 15.5%, each as compared to imports in the same period of 2006.
Geographic Distribution of Trade
     The United States is Mexico’s most important trading partner. In 2006, trade with the United States accounted for approximately 84.8% of Mexico’s total exports and 50.9% of Mexico’s total imports.

     The following table shows the distribution of Mexico’s external trade for the periods indicated:
Distribution of Trade(1)

	2002	2003	2004	2005	2006(2)
Exports (f.o.b.):
U.S.A.	88.1%	87.6%	87.5%	85.7%	84.8%
Canada	1.9	1.8	1.8	2.0	2.1
EU	3.5	3.8	3.6	4.4	4.5
Of which:
Spain	0.9	0.9	1.1	1.4	1.3
U.K	0.4	0.4	0.4	0.6	0.4
Germany	0.7	1.0	0.9	1.1	1.2
France	0.2	0.2	0.2	0.2	0.2
Japan	0.7	0.7	0.6	0.7	0.6
Others	5.8	6.1	6.5	7.2	8.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	63.2%	61.8%	56.3%	53.4%	50.9%
Canada	2.7	2.4	2.7	2.8	2.9
EU	10.2	10.9	11.1	12.8	12.5
Of which:
Spain	1.3	1.3	1.4	1.5	1.4
U.K	0.8	0.7	0.7	0.8	0.8
Germany	3.6	3.6	3.6	3.9	3.7
France	1.1	1.2	1.2	1.2	1.0
Japan	5.5	4.5	5.4	5.9	6.0
Others	18.5	20.4	24.5	25.1	27.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:	Totals may differ due to rounding.

(1)	Includes in-bond industry on a gross basis.

(2)	Preliminary.

Source:	Banco de México.
     The NAFTA, between Mexico, the United States and Canada, entered into force on January 1, 1994. The three parties to the NAFTA also negotiated and entered into supplemental accords to this agreement on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings, or have agreed to pursue further discussions, on various specific issues.
     The NAFTA:
•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provided for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.
     Mexico has enacted laws and promulgated regulations to implement the NAFTA and intends to continue this process. Certain provisions of the NAFTA are being phased in over a period of years. It is anticipated over the long term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the GATT in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.
     Since the NAFTA entered into force in 1994, trade between Mexico, the United States and Canada has increased. In 2006, United States imports of Mexican products grew at a higher rate (16.6%) than United States imports overall (10.9%), primarily due to competitiveness of Mexican products over other nations’ products (such as the United Kingdom, Malaysia, France, Japan, Germany and Canada) in the United States market.
     A free trade agreement between Mexico and Chile went into effect on August 1, 1999, expanding the terms of the trade agreement originally entered into by these countries in 1992. Mexico’s free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995, although Venezuela ceased participation in this agreement on November 19, 2006. Mexico entered into a free trade agreement with Costa Rica in January 1995 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on March 15, 2001 for Guatemala and El Salvador, and on June 1, 2001 for Honduras. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On November 15, 2003, Mexico signed a free trade agreement with Uruguay, which entered into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005. In addition, Mexico is participating in the negotiations for the Free Trade Area of the Americas (FTAA), and is negotiating a free trade agreement with the four members of the Common Market of the South (MERCOSUR), Argentina, Brazil, Paraguay and Uruguay. Negotiations for a free trade agreement with Panama were suspended in 2003.
     On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization (“WTO”) on January 1, 1995, the date on which the WTO superseded the GATT. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution.
     The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards.
In-bond Industry
     Mexico’s in-bond industry imports components and raw materials free of duties and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. According to preliminary figures, in 2006, 508 in-bond plants were located in non-border regions, as compared to only 71 in 1982. According to preliminary figures, more than half of the value added by in-bond industry in 2006 was in the production of auto parts, transportation equipment and electronic products.

     In December 2006, the number of in-bond plants totaled 2,783, down from 2,811 in December 2005. According to preliminary figures, in December 2006, in-bond plants employed 1,170,962 workers, an increase from 1,156,477 workers in December 2005. This increase in employment was attributable principally to the growth of the manufacturing sector generally in 2006. According to preliminary figures, net revenues from in-bond operations during 2006 increased by 7.6%, to U.S. $2.2 billion.
Balance of International Payments
     Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies.
     According to preliminary figures, during 2005, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $4,908 million, U.S. $1,783 million less than the current account deficit registered in 2004. The capital account registered a surplus of U.S. $12,785 million in 2005, $855 million more than the surplus of U.S. $11,930 million in 2004, primarily due to an increase in direct and portfolio foreign investment. Foreign investment in Mexico totaled U.S. $29,925 million in 2005, and was composed of direct foreign investment inflows totaling U.S. $19,736 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $10,188 million.
     According to preliminary figures, during 2006, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S. $1,853 million, U.S. $3,055 million less than the current account deficit registered in 2005. The capital account registered a surplus of U.S. $378 million in 2006, $12,406 million less than the surplus of U.S. $12,785 million in 2005, primarily due to a decrease in direct and portfolio foreign investment in 2006. Foreign investment in Mexico totaled U.S. $21,302 million in 2006, and was composed of direct foreign investment inflows totaling U.S. $19,037 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $2,265 million.
     According to preliminary figures, during the first three months of 2007, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $2,758 million, as compared to a surplus of U.S. $873 million for the same period of 2006. The capital account registered a surplus in the first three months of 2007 of U.S. $4,763 million, as compared with a U.S. $378 million surplus in the same period of 2006. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $8,119 million during the first three months of 2007, and was composed of foreign direct investment totaling U.S. $6,554 million and net foreign portfolio investment inflows totaling U.S. $1,566 million. These amounts are subject to revision as businesses inform the Ministry of Economy of their investments.

     The following table sets forth Mexico’s balance of payments for the periods indicated:
Balance of Payments

							First three
							months of
		2002(1)	2003(1)	2004(1)	2005(1)	2006(1)	2007(1)
		(in millions of dollars)
I.	Current Account(2)	$(14,109)	$(8,820)	$(6,691)	$(4,908)	$(1,853)	$(2,758)
	Credits	188,140	195,136	224,786	256,778	296,794	71,876
	Merchandise exports (f.o.b.)	161,046	164,766	187,999	214,233	249,997	60,142
	Non-factor services	12,692	12,533	13,955	16,066	16,332	4,737
	Tourism	8,858	9,362	10,796	11,803	12,177	3,759
	Others	3,834	3,171	3,160	4,263	4,156	979
	Factor Services	4,099	3,942	5,708	5,938	6,946	1,526
	Interest	2,835	2,343	2,211	3,011	4,444	1,203
	Others	1,263	1,599	3,497	2,927	2,502	323
	Transfers	10,304	13,895	17,124	20,541	23,518	5,470
	Debits	202,248	203,957	231,476	261,686	298,646	74,634
	Merchandise imports (f.o.b.)	168,679	170,546	196,810	221,820	256,130	62,782
	Non-factor services	16,740	17,134	18,562	20,779	22,359	5,297
	Insurance and freight	4,408	4,493	5,450	6,494	7,418	1,847
	Tourism	6,060	6,253	6,959	7,600	8,108	1,812
	Others	6,272	6,387	6,153	6,685	6,833	1,639
	Factor services	16,795	16,240	16,025	19,031	20,107	6,548
	Interest	11,966	11,670	11,222	12,260	13,700	3,474
	Others	4,829	4,570	4,802	6,771	6,407	3,074
	Transfers	35	37	80	57	50	7
II.	Capital Account	27,039	22,249	11,930	12,785	378	4,763
	Liabilities	15,196	14,785	23,695	26,978	15,334	9,531
	Loans and deposits	(3,535)	(4,419)	(4,643)	(2,947)	(5,968)	1,411
	Development banks	(545)	(1,417)	(2,215)	(3,122)	(7,947)	20
	Commercial banks	(2,316)	272	(471)	(2,280)	(173)	(219)
	Non-financial public sector	(1,620)	(2,133)	(3,064)	(1,817)	(4,526)	547
	Non-financial private sector	(993)	(2,421)	(195)	344	4,615	436
	PIDIREGAS	1,937	1,279	1,302	3,927	2,063	627
	Foreign investment	18,731	19,204	28,338	29,925	21,302	8,119
	Direct	19,363	15,340	22,396	19,736	19,037	6,554
	Portfolio	(632)	3,864	5,942	10,189	2,265	1,566
	Equity Securities	(104)	(123)	(2,522)	3,353	2,805	(2,673)
	Debt securities in pesos	150	902	5,193	3,346	3,672	1,076
	Public sector	150	902	5,193	3,346	3,672	1,076
	Private sector	0	0	0	0	0	0
	Debt securities in foreign currency	(678)	3,085	3,271	3,490	(4,213)	3,162
	Public sector	(2,300)	(783)	839	(5,155)	(9,554)	(2,379)
	Private sector	(1,713)	(1,056)	(2,215)	3,823	379	1,008
	PIDIREGAS	3,335	4,924	4,647	4,822	4,963	4,533
	Assets	11,844	7,464	(11,765)	(14,193)	(14,956)	(4,768)
III.	Errors and Omissions	(5,841)	(3,991)	(1,181)	(712)	472	(492)
IV.	Change in net international reserves(3)	7,104	9,451	4,061	7,173	(989)	1,516

Note:	Totals may differ due to rounding.

(1)	Preliminary figures.

(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.

(3)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source:	Banco de México.
     Mexico’s Foreign Exchange Commission, composed of members of the Ministry of Finance and Public Credit and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.

     The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México’s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
     In February 1997, the Foreign Exchange Commission established a program enabling Banco de México to sell up to U.S. $200 million of dollars to Mexican commercial banks pursuant to an auction mechanism on any day in which the peso/dollar exchange rate applicable to the payment of obligations denominated in foreign currencies exceeds the corresponding rate on the preceding business day by more than 2%. This mechanism was adopted with the aim of moderating the volatility of the peso/dollar exchange rate, while maintaining the Government’s freely floating exchange rate regime. The Foreign Exchange Commission suspended use of the mechanism for the contingent sale of dollars as of July 2, 2001.
     On March 20, 2003, the Foreign Exchange Commission announced that it had adopted a new mechanism to moderate the rate of accumulation of international reserves in 2003. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which was sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
     On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism to moderate the rate of accumulation of international reserves described in the preceding paragraph. Under the adjusted mechanism, which remains in effect, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced will be divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004. The amount of dollars auctioned during the quarter from May through July 2004 (U.S. $22 million) was based retroactively on the accumulation of net international reserves registered in the four quarters from April 16, 2003 through April 16, 2004. The total auctioned for the quarter from May through July 2004 was therefore equal to the sum of one-fourth of each of the total amounts announced for the quarters ended in July 2003, October 2003, January 2004 and April 2004. The amount of dollars auctioned during the quarter from August through October 2004 was U.S. $22 million, from November 2004 through January 2005 was U.S. $22 million, from February through April 2005 was U.S. $23 million, from May through July 2005 was U.S. $15 million, from August through October 2005 was U.S. $12 million, from November 2005 through January 2006 was U.S. $18 million, from February through April 2006 was U.S. $25 million and from May through July 2006 was U.S. $25 million. The amount of dollars auctioned during the quarter from August through October 2006 was U.S. $45 million, from November 2006 through January 2007 was U.S. $42 million, from February through April 2007 was U.S. $26 million and from May through July 2007 was U.S. $21 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter. On July 17, 2007, Banco de México announced that it would suspend its daily auctions of dollars for the quarter from August through October 2007, because there was no accumulation of net international reserves registered during the preceding four quarters.
     At December 29, 2006, Mexico’s international reserves totaled U.S. $67,680 million, a decrease of U.S. $989 million from the amount at December 30, 2005. The net international assets of Banco de México totaled U.S. $76,304 million at December 29, 2006, an increase of U.S. $2,189 million from the amount at December 30, 2005. According to preliminary figures, at July 27, 2007, Mexico’s international reserves totaled U.S. $71,180 million, an increase of U.S. $3,500 million from the amount at December 29, 2006. The net international assets of Banco de México totaled U.S. $78,062 million at July 27, 2007, an increase of U.S. $1,758 million from the amount at December 29, 2006.

     The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.
International Reserves and Net International Assets(3)

	End-of-Period	End-of-Period
Year	International Reserves(1)(2)	Net International Assets
	(in millions of dollars)
2002	$47,984	$50,722
2003	57,435	59,059
2004	61,496	64,233
2005	68,669	74,115
2006	67,680	76,304
2007
January	67,807	76,785
February	68,976	76,702
March	69,196	75,882
April	69,505	77,605
May	69,510	78,047
June	69,939	77,933

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.

(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source:	Banco de México.
Direct Foreign Investment in Mexico
     Mexico’s Foreign Investment Law establishes a set of rules designed to provide legal certainty to foreign investors and promote the country’s competitiveness. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which activities of the economy continue to be reserved to the Government or to Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.
     If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).
     During 2006, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $21.3 billion, and was composed of direct foreign investment of U.S. $19.0 billion and net foreign portfolio investment (including securities placed abroad) inflows of U.S. $2.3 billion. Total accumulated direct foreign investment in Mexico, excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), during the 2002-2006 period totaled approximately U.S. $92.8 billion. Of the total direct foreign investment accumulated during 2002-2006 period, excluding that in securities, 53% has been channeled to manufacturing, 20% to financial services, 6% to transportation and communications, 8% to commerce and 14% to other services.

     According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $8.1 billion during the first three months of 2007, and was composed of direct foreign investment of U.S. $6.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $1.6 billion.
     The following table shows, by country of origin, direct foreign investment in Mexico, as notified to the National Foreign Investment Registry, and the cumulative totals from January 1, 2002 through December 31, 2006.
Direct Foreign Investment(1)

	Direct Foreign		Cumulative Total
	Investment in 2006(2)		2002-2006(2)
	(in millions of dollars, except percentages)
United States	$9,327.7	63.7%	$51,399.6	55.4%
United Kingdom	690.8	4.7	4,158.1	4.5
Germany	65.6	0.4	1,884.6	2.0
Japan	73.3	0.5	814.4	0.9
France	704.1	4.8	2,190.9	2.4
Netherlands	1,159.9	7.9	8,877.3	9.6
Spain	542.1	3.7	12,001.4	12.9
Canada	495.8	3.4	1,755.3	1.9
Sweden	(23.2)	(0.2)	53.1	0.1
Italy	10.9	0.1	255.8	0.3
Others	1,591.3	10.9	9,380.2	10.1

Total	$14,638.3	100.0%	$92,770.7	100.0%

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras.

Source:	Nacional Foreign Investment Commission (Informe Estadístico sobre el Comportamiento de la Inversión Extranjera Directa en México (Enero-Diciembre de 2006)).
Subscriptions to International Institutions
     At December 31, 2006, Mexico’s subscription to the IMF was 3,153 million Special Drawing Rights (SDR) (equal to approximately U.S. $4.7 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any new repurchase obligations since that date.
     Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at December 31, 2006. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At June 30, 2007, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $33.6 billion, of which U.S. $32.6 billion had been disbursed.
     At December 31, 2006, Mexico’s contribution to the capital of the International Development Association was U.S. $161.4 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which has been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At June 30, 2006, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $5.8 billion.
     At December 31, 2006, Mexico’s subscription to the capital of the Inter-American Development Bank (“IADB”) was U.S. $7.0 billion, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $329.8 million at December 31, 2006. At December 31, 2006, the IADB had authorized gross loans to Mexico totaling U.S. $19.5 billion (excluding cancellations), of which U.S. $17.4 billion has been disbursed. At December 31, 2006, Mexico’s contribution to the capital of the Inter-American Investment Corporation (“IAIC”), an affiliate of the IADB, was U.S. $45.6 million, and the IAIC had made investments in Mexico totaling U.S. $282.2 million.

     Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. In addition, Mexico has subscribed to a total of U.S. $225 million of capital, of which 78% has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996, when Banco de México subscribed to 3,000 shares of the Bank for International Settlements’ third tranche of capital.
Exchange Controls and Foreign Exchange Rates
     Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).
     The peso/dollar exchange rate closed at Ps. 11.265 = U.S. $1.00 on December 31, 2004, a 0.26% depreciation in dollar terms as compared with the rate on December 31, 2003. This rate of depreciation was low relative to the rates of depreciation in 2003, likely because of better conditions in the international financial markets due to more stable geopolitical conditions worldwide.
     The peso/dollar exchange rate closed at Ps. 10.778 = U.S. $1.00 on December 30, 2005, a 4.52% appreciation in dollar terms as compared to the exchange rate at the end of 2004. The peso/dollar exchange rate closed at Ps. 10.881 = U.S. $1.00 on December 29, 2006, a 0.95% depreciation in dollar terms from the rate at the end of 2005. The appreciation of the peso in 2005 and the first quarter of 2006 as compared to 2004 was largely attributable to favorable conditions in international financial markets due to more stable geopolitical conditions worldwide. Nevertheless, beginning in the second quarter of 2006, the perception that global monetary policy could become more restrictive created more volatility in the international markets, affected exchange rates and ultimately resulted in a depreciation in the exchange rate as compared to 2005.
     During the first six months of 2007, the average peso/U.S. dollar exchange rate was Ps. 10.950 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 1, 2007 (to take effect on the second business day thereafter) was Ps. 10.966 per U.S. dollar.
     The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.
Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2002	10.313	9.656
2003	11.236	10.789
2004	11.265	11.286
2005	10.778	10.898
2006	10.881	10.865
2007
January	11.086	10.934
February	11.079	10.988
March	11.081	11.125
April	10.931	10.992
May	10.787	10.830
June	10.866	10.834
July	10.997	10.796

Source:	Banco de México.

PUBLIC FINANCE
General
     Budget Process
     The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues to be received by the Government and certain agencies and enterprises whose budgets require specific legislative approval (“budget controlled agencies”) during the succeeding fiscal year. The various federal ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. The Ministry of Finance and Public Credit then reviews these expenditure requests and prepares the expenditure bill for the Government and the budget controlled agencies.
     Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget controlled agencies.
     Under the Constitution, no payment may be made by any ministry or budget controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, the Federal Annual Revenue Law for 2007, as approved by Congress, and the Federal Expenditure Decree for 2007, as passed by the Chamber of Deputies, and published in the Official Gazette on December 22, 2006 and December 23, 2006, respectively (together, the “2007 Budget”), set forth rules for additional expenditures that may be made to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2007 Budget. Further, the 2007 Budget provides that the Executive branch, acting through the Ministry of Finance, is authorized to approve, if certain conditions are met, additional expenditures by certain ministries or government agencies in the event that those ministries or agencies realize revenues greater than the projected revenues corresponding to them set forth in the 2007 Budget.
     Treatment of Public Sector Agencies and Enterprises
     The federal budget includes the revenues and expenditures of the Government and of budget controlled agencies, including, for example, Petróleos Mexicanos. The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN and Bancomext. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico, whether by law or pursuant to contractual arrangements.

     Measures of Fiscal Balance
     Mexico reports its fiscal balance using three principal measures:
Public Finance Indicators 2002-2007
(percentage of GDP)

(1)	Preliminary.

(2)	2007 Budget figures represent budgetary estimates based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2007 and in the Programa Económico 2007 (Economic Program for 2007), and do not reflect actual results for the year or updated estimates of Mexico’s 2007 economic results.

(3)	Operational and Public Sector data is not available for 2007.

Source: Ministry of Finance and Public Credit.
Fiscal Policy
     The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy, which has two fundamental objectives: (1) a reduction in poverty and (2) an increase in the rate of economic growth and employment.
     The Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:
•	reduce the costs and risks associated with investment in Mexico;

•	improve the ability of Mexican businesses to compete in global markets; and

•	reduce the costs of goods and services to the consumer.
     To achieve these objectives, the Government plans to:
•	strengthen the rule of law and improve public security;

•	simplify the administration of the tax system and facilitate the consistent application of tax law;

•	improve the efficiency of the public sector through increased coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;

•	further develop the Mexican equity and debt markets;

•	improve the pension system for public sector workers;

•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources as well as the utilization of transparent and efficient budgetary procedures;

•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and

•	continue trade liberalization policies.
2007 Budget
     The 2007 Budget maintains fiscal discipline as the cornerstone of the economic program. The 2007 Budget as originally proposed to Congress, and as adopted, contemplates a public sector surplus of 0.0% of GDP. The 2007 Budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $42.50 per barrel. Congress’s upward revision of this estimate to U.S. $42.80 per barrel and the 2007 Budget’s estimated volume of oil exports of 1,648 thousand barrels per day resulted in Ps. 7.8 billion of additional revenues with respect to the original proposal.
     Under the 2007 Budget, the Government estimates that it will devote Ps. 369,708 million (22.3% of total budgetary programmable expenditures) to education and Ps. 475,018 million (28.6% of total budgetary programmable expenditures) to health and social security.
     The Government also expects that it will devote Ps. 115,129 million (6.9% of total budgetary programmable expenditures) to housing and community development. In addition, the 2007 Budget contemplates that Ps. 212,360 million will be used for the debt service of the Government, including the debt service of IPAB, and that Ps. 50,750 million will be used for the debt service of the public sector agencies included in the 2007 Budget.
     The assumptions and targets underlying the 2007 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2007 presented by the President to the Congress for approval and in the Programa Económico 2007 (Economic Program for 2007) approved by the Congress, the results for 2005 and preliminary results for 2006 as well as for the first and second quarters of 2007 are set forth in the table below.

2005, 2006 and First Quarter of 2007 Results;
2007 Budget Assumptions and Targets

					First quarter		Second quarter
	2005		2006		of 2007		of 2007	2007
	Results		Results		Results(1)		Results(1)	Budget
Real GDP growth (%)	2.8	% (1)	4.8	%(1)	2.6	%(1)	n.a.	3.6%
Increase in the national consumer price index (%)	3.3%		4.1%		1.0%		0.58%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$42.71		$53.04		$49.34		$56.69	$42.80
Current account deficit (surplus) as % of GDP	0.6	%(1)	0.2	%(1)	0.3	%(1)	n.a.	2.3%
Average exchange rate (Ps./$1.00)	10.9		10.9		11.0		10.9	11.2
Average rate on 28-day Cetes (%)	9.2%		7.2%		7.0%		7.2%	6.8%
Public sector balance as % of GDP	(0.1	)%(1)	0.1	(1)	6.6	%(1)	n.a.	0.0%
Primary balance as % of GDP	2.4	%(1)	2.8	%(1)	4.4	%(1)	n.a.	2.7%

(1)	Preliminary.

n.a.:	Not Available

Source:	Ministry of Finance and Public Credit.
Revenues and Expenditures
     General
     The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector for the five fiscal years ended December 31, 2006 and budgetary estimates for 2007.
Selected Public Finance Indicators

									As a %			As a %			As a %
			As a %			As a %			of			of			of	2007		As a %
	2002		of GDP	2003		of GDP	2004		GDP(1)	2005		GDP(1)	2006(1)		GDP(1)	Budget(2)		of GDP
	(in billions of pesos)(3)
1. Budgetary revenues	Ps	.357.7	22.1%	Ps	.380.1	23.2%	Ps	.391.9	23.0%	Ps	.408.5	23.3%	Ps	.454.2	24.7%	Ps	.434.0	22.8%
Federal Government		255.1	15.8		269.1	16.4		281.0	16.5		296.2	16.9		312.8	17.0		293.1	15.4
Public enterprises and agencies		102.6	6.4		111.0	6.8		110.9	6.5		112.3	6.4		141.3	7.7		140.9	7.4
2. Budgetary expenditures		376.5	23.3		3931.5	23.9		396.5	23.3		410.6	23.4		452.6	24.6		434.0	22.8
(a) Budgetary primary expenditures (excluding interest payments)		330.5	20.5		346.2	21.1		350.8	20.6		366.5	20.9		402.4	21.9		383.0	20.1
Programmable		273.5	16.9		288.8	17.6		291.4	17.1		305.9	17.4		332.5	18.1		317.8	16.7
Non-programmable		56.9	3.5		57.3	3.5		59.4	3.5		60.7	3.5		69.9	3.8		65.2	3.4
(b) Interest payments (budgetary sector)		46.0	2.9		45.3	2.8		45.8	2.7		44.1	2.5		50.2	2.7		51.0	2.7
3. Budgetary primary surplus (1-2(a))		27.2	1.7		33.9	2.1		41.1	2.4		41.9	2.4		51.8	2.8		51.0	2.7
4. Off-budgetary primary surplus		0.6	0.0		0.2	0.0		1.3	0.1		0.3	0.0		0.6	0.0		0.2	0.0
5. Total primary surplus (3+4)		27.8	1.7		34.2	2.1		42.4	2.4		42.3	2.4		52.4	2.8		51.2	2.7
6. Total interest payments (budgetary and off-budgetary)		46.1	2.9		45.4	2.8		45.8	2.7		44.1	2.5		50.2	2.7		51.2	2.7
7. Statistical discrepancy		(1.3)	(0.1)		1.2	0.1		(0.9)	(0.1)		(0.3)	(0.0)		(0.3)	(0.0)		0.0	0.0
8. Public sector balance (on a cash basis) (5-6+7)		(19.5)	(1.2)		(10.1)	(0.6)		(4.2)	(0.3)		(2.1)	(0.1)		2.0	0.1		0.0	0.0

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2006.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source:	Ministry of Finance and Public Credit.
     During 2005, the public sector registered an overall deficit of Ps. 10.1 billion in nominal pesos, or 0.1% of GDP, 50.0% lower in real terms than the deficit recorded in 2004. The public sector deficit included a gross expenditure of Ps. 3.8 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or “PSV”), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector deficit for 2005 was Ps. 6.3 billion.
     During 2005, the public sector primary balance registered a surplus of Ps. 201.6 billion in nominal pesos, or 2.4% of GDP, 0.3% lower in real terms than the surplus recorded in 2004. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 205.4 billion in nominal pesos. The Government did not cut expenditures during 2005.
     According to preliminary figures, during 2006, the public sector registered an overall surplus of Ps. 9.8 billion in nominal pesos, or 0.1% of GDP, as contrasted with the deficit recorded in 2005. The public sector surplus included gross expenditures of Ps. 11.9 billion related to the costs associated with the PSV. Excluding the gross expenditures related to the PSV, the public sector surplus for 2006 was Ps. 21.6 billion.
     According to preliminary figures, during 2006, the public sector primary balance registered a surplus of Ps. 261.2 billion in nominal pesos (2.8% of GDP), 24.0% higher in real terms than the surplus recorded in 2005. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 273.1 billion. The Government did not cut expenditures during 2006.
     According to preliminary figures, during the first six months of 2007, the public sector overall balance registered a surplus of Ps. 111.4 billion, 28.9% higher in real terms than the Ps. 83.1 billion surplus registered for the same period of 2006. The primary balance registered a surplus of Ps. 238.0 billion for the first six months of 2007, 4.7% higher in real terms than for the first six months of 2006.
Revenues
     The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2006, as well as the projected revenues set forth in the 2007 Budget.
Public Sector Budgetary Revenues

											2007
	2002		2003		2004		2005		2006(1)		Budget(2)
	(in billions of pesos)(3)
Budgetary revenues	Ps.	357.7	Ps.	380.1	Ps.	391.9	Ps.	408.5	Ps.	454.2	Ps.	434.0
Federal government		255.1		269.1		281.0		296.2		312.9		293.1
Taxes		187.8		182.1		170.4		170.0		178.3		194.7
Income tax		82.1		80.0		76.4		80.6		89.9		87.7
Value-added tax		56.3		60.4		63.1		66.8		76.2		83.1
Excise taxes		35.1		28.0		18.9		10.4		(1.1)		11.6
Import duties		7.0		6.4		6.5		5.6		6.4		5.3
Export duties		0.0		0.0		0.0		0.0		0.0		0.0
Luxury goods and services		0.5		0.0		0.0		0.0		0.0		0.0
Other		6.7		7.2		5.6		6.5		6.9		6.9
Non-tax revenue		67.3		87.0		110.6		126.2		134.5		98.5
Fees and tolls		41.0		64.5		81.9		102.6		120.5		91.4
Rents, interest and proceeds of assets sales		1.4		1.2		1.2		1.5		1.4		1.5
Fines and surcharges		24.9		21.3		27.5		22.1		12.7		5.6
Other		0.0		0.0		0.0		0.0		0.0		0.0
Public enterprises and agencies		102.6		111.0		110.9		112.3		141.3		140.9
PEMEX		38.7		41.7		42.2		38.9		63.6		65.6
Others		63.9		69.2		68.7		73.4		77.7		75.3

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2006.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source:	Ministry of Finance and Public Credit.

     According to preliminary figures, public sector budgetary revenues increased by 11.2% in real terms during 2006.
     Oil prices increased by 24.2% in 2006, from an average price of U.S. $42.71 per barrel in 2005 to U.S. $53.04 per barrel in 2006, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 9.5% in 2005 to approximately 14.0% in 2006.
     According to preliminary figures, during the first six months of 2007, public sector budgetary revenues amounted to Ps. 1,192.6 billion in nominal pesos, 2.3% higher in real terms as compared to the same period of 2006.
     Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 22.1% of GDP in 2002 to 24.7% of GDP in 2006, but are expected to decline to 22.8% of GDP in 2007.
     Taxation
     Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax and excise taxes, such as the IEPS. The value-added tax is imposed at a fixed rate, which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from, or a reduced rate of, value-added tax, such as exports, which are exempt.
     Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate, which is currently 28%. Corporations and individuals engaged in business activities are also subject to an asset tax, a form of minimum income tax aimed at reducing tax evasion. This tax is assessed at a rate of 1.5% on the aggregate book value of the assets owned by a corporation in each fiscal year. Income taxes payable by the corporation may be credited against the asset tax. Since its introduction in 1989, the asset tax has been helpful in increasing tax collections.
     Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally are imposed at a rate of 25-28% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 30% for other obligations.
     The individual income tax is levied at progressive rates. The highest marginal tax rate for individuals (those having annual incomes over Ps. 2.5 million) is currently 28%.
     The Government does not have exclusive power to impose certain special taxes, as changes were made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.
     On June 20, 2007, the Executive Branch proposed a tax reform which is being considered by the Congress.
     The structure of budgetary revenues for 2006 differed from that of 2005 as a result of PEMEX’s new tax regime. This structural difference, however, did not affect the total amount of oil revenues of the public sector (which include PEMEX’s revenues and the Federal Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes in 2006 increased by the same amount by which the Federal Government’s oil revenues (which consist of taxes and duties collected from PEMEX) decreased in 2006 as a result of the new tax regime.
     Several changes to the Executive branch’s proposed revenue law for 2007 led to a Ps. 6.9 billion reduction in projected revenues for 2007:
•	The Senate abolished the excise tax (IEPS) applicable to soft drinks. The Executive branch’s proposal, which was approved by the Chamber of Deputies, would have eliminated exemptions applicable to soft drinks containing cane sugar as sweetener, reduced the tax rate to the sale and importation of those products from 20% to 5% and subjected sales of carbonated drinks to the tax.
•	The corporate income tax rate applicable to firms that undertake exclusively primary sector activities was set at 19%, instead of the 22% rate proposed by the Executive branch.

•	The approved law maintained the exemption of 40 times the minimum wage from income tax payable by individuals who undertake exclusively primary sector activities, rather than accepting the reduction of the exemption to 20 times the minimum wage proposed by the Executive branch.

•	The approved law set the maximum deduction for car purchases at Ps. 175,000, rather than accepting the Executive branch’s proposal of Ps. 150,000.

•	The approved law strengthened the asset tax by eliminating the deductibility of debt from its base and setting its rate at 1.5%, rather than accepting the Executive branch’s proposal of 1.25%.

•	A proposed social security fee of approximately Ps. 3 per cigarette package was replaced by a gradual increase in the excise tax rate applicable to tobacco products, cigarettes and cigars, from 110% in 2006 to 140% in 2007, 150% in 2008 and 160% in 2009.
     Notwithstanding the changes made to the Executive branch’s proposal, the fiscal measures approved by Congress for 2007 should increase the tax base and improve tax revenues in comparison to the tax base and tax revenues of 2006. Congress’ upward revisions to budgetary revenues should generate Ps. 32.9 billion in additional revenue, as compared to those contemplated by the Executive branch’s proposal, in the following ways:
•	An increase of Ps. 14.9 billion in expected income and asset tax revenues (Ps. 3.9 billion) and value added tax revenues (Ps. 11.8 billion), based on an updated estimate of 2006 tax revenues, which formed the basis for the 2007 projections.

•	An increase of Ps. 8.9 billion in expected non-tax revenues, based on the deferral until 2007 of a minimum guaranteed dividend due from PEMEX as well as increased income from products sold by the public sector and non-recurring revenues derived from asset sales and privatizations.

•	An increase of Ps. 7.8 billion in expected public sector oil revenues, which resulted from Congress’ increase in the projected weighted average price of PEMEX’s crude oil exports in 2007, from U.S. $42.50 per barrel to U.S. $42.80 and its 20,000 barrel per day increase in the projected volume of PEMEX’s crude oil exports in 2007.

•	The increase of Ps. 2 billion in expected payments due from prior years (ADEFAS) for 2008. This increase implies that the proportion of deferred payments to total income estimated in the revenue law will continue to follow the decreasing trend observed in past years.
     Other measures approved by Congress as part of the 2007 Budget should contribute to fiscal simplification, promote voluntary tax compliance, help normalize the fiscal situation of taxpayers and reduce the cost of complying with fiscal requirements thereby contributing to the development of productive activities of taxpayers. The most important of these measures are described below:
     Fiscal simplification measures:
•	The minimum level of income (including wages and interest) for which individuals are required to submit and annual tax return was increased from Ps. 300,000 to Ps. 400,000. This modification will be applied beginning with tax returns for the fiscal year 2006 which must be filed in 2007.

•	An improvement in the design of tax incentives for those taxpayers who make contributions to investment projects in the national movie industry. A newly created Interinstitution Committee oversees the application of the incentive package in order to facilitate its effective administration. The measures also increased the tax incentives for research and technological development by Ps. 500 million.
     Measures for strengthening tax management capabilities:
•	Corporations are no longer permitted to deduct losses from the sale of stocks, other than sales occurring as a consequence of inheritance, donations, corporate restructurings or spin-offs.

•	Amendments to documents that establish the origin of fiscal losses will only affect calculations for the income tax return for the fiscal year that is under revision.

•	Income tax payments by foreign residents have been made easier, by requiring the trustee to withhold taxes on income that foreign residents obtain from trust funds constituted under Mexican law. Depositaries will coordinate withholding in the case of funds that issue stocks and bonds.

•	Fiscal incentives and subsidies have been granted to those taxpayers that have (1) subscribed to the Federal Registry of Taxpayers or (2) reached an agreement to repay past fiscal debts. These benefits will be granted only to those beneficiaries who are punctual taxpayers.
     Measures for facilitating voluntary tax compliance:
•	A fiscal incentive equal to 0.5% of 2007 tax payable has been provided to taxpayers that file their returns and pay their taxes on time. If the difference between the amounts paid in a tax return and the amount that the taxpayer should have paid is smaller than 5% of the taxes payable in 2007, then the incentive shall be reduced by 50%.

•	The tax authority is now permitted to totally or partially forgive, under certain circumstances, fines for failure to comply with obligations other than payment obligations. After this process is complete, beginning in 2008, the tax authority must provide credit bureaus with information regarding taxpayers with pending and unguaranteed tax liabilities.

•	Tax credits may be cancelled in cases of practical impossibility of collecting or the presence of high costs of collection.

•	The penalty for failure to pay withholding tax or collected contributions has been reduced to a range of 55% to 75% of the omitted payments, from the previous 75% to 100% penalty range.
     In addition, several fiscal incentives will be continued in the 2007 fiscal year. These incentives focus especially on those taxpayers in the primary sector as well as those in ground and sea transport. The credit against the income and VAT taxes of IEPS payments on diesel fuel and of payments for the use of federal highways is also continued.
     The Government will also make a contribution to the new cars tax compensation fund to compensate for the reduction in revenue due to the exemptions discussed above. The same contribution will be provided once for corresponding amounts in 2006.
     Since 1990, Mexico has negotiated bilateral treaties with various countries to avoid double taxation. Tax treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Indonesia, Finland, Ireland, Chile, China, Greece, Ecuador, Argentina, Australia, Austria, the Czech Republic, Poland, Luxembourg, Portugal, Romania, Israel and Brazil are in effect. Tax treaties with Venezuela, Russia, the Slovak Republic and New Zealand, have been signed, but are in each case pending ratification by at least one party thereto. Tax treaties with India, Iceland, Hungary, Lebanon, Malaysia, Nicaragua, Panama, South Africa, Barbados, Bermuda, Ukraine and Thailand are under negotiation.

     The following chart illustrates the changes in the composition of tax revenues between 2002 and 2006.
Composition of Tax Revenues

Note: Totals may differ due to rounding.

(1) Preliminary.

Source: Ministry of Finance and Public Credit.

Expenditures
     The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2006, and the projected expenditures set forth in the 2007 budget.
Public Sector Budgetary Expenditures

	2002		2003		2004		2005		2006(1)		2007 Budget(2)
	(in billions of pesos)(3)
Budgetary expenditures	Ps	.376.5	Ps	.391.5	Ps	.396.5	Ps	.410.6	Ps	.452.6	Ps	. 434.0
Current expenditures		325.4		341.7		339.7		353.4		388.9		382.8
Salaries		63.1		68.2		59.1		61.4		65.7		74.4
Federal Government		21.3		23.7		19.1		18.2		20.6		26.9
Public agencies		41.8		44.5		40.0		43.2		45.1		47.5
Interest		46.0		45.3		45.8		44.1		50.2		51.0
Federal Government		40.9		37.9		38.7		36.2		38.6		41.2
Public agencies		5.1		7.4		7.1		7.9		11.6		9.8
Current transfers, net		96.4		96.9		101.5		107.1		111.9		118.1
Total		121.6		124.9		130.7		139.9		147.4		148.5
To public sector		25.2		28.0		29.1		32.8		35.5		30.3
States’ revenue sharing		55.4		53.5		53.1		58.5		66.1		62.9
Acquisitions		21.5		28.2		27.0		29.0		32.1		16.3
Federal Government		2.0		1.9		1.5		1.5		1.8		2.1
Public agencies		19.4		26.3		25.4		27.5		30.3		14.2
Other current expenditures		43.1		49.5		53.3		53.3		63.0		60.0
Federal Government		8.4		12.3		14.8		10.0		15.6		9.2
Public agencies		34.7		37.2		38.4		43.3		47.4		50.8
Capital expenditures		51.1		49.7		56.9		57.2		63.7		55.5
Federal Government		35.4		33.7		33.8		38.6		46.1		38.3
Public agencies		15.6		16.0		23.1		18.6		17.7		17.2
Payments due in previous years		0.0		0.0		0.0		0.0		(4.0)		(4.3)

Note:	Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2006.

(3)	Constant pesos with purchasing power at December 31, 1993.

Source: Ministry of Finance and Public Credit.
     According to preliminary figures, public sector budgetary expenditures increased by 10.2% in real terms during 2006. Public sector expenditure policy in 2006 focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. During 2006, spending on social programs, which include education, public health and social security, accounted for 59.1% of total programmable expenditures. In 2006, public sector financing costs increased by 14.8% in real terms as compared with 2005.
     According to preliminary figures, in 2006, expenditures for agriculture, forests, fishing, natural resources and environmental development totaled Ps. 63.5 billion in nominal pesos and expenditures for residential and community development totaled Ps. 130.3 billion in nominal pesos, as compared with expenditures of Ps. 60.1 billion in nominal pesos and Ps. 112.1 billion in nominal pesos, respectively, in 2005.
     According to preliminary figures, during the first six months of 2007, net budgetary public sector expenditures increased by 0.6% in real terms as compared to the first six months of 2006. In the same period, the financial cost of public sector debt decreased by 8.9% in real terms with respect to the same period of 2006.
     Health and Labor, Education and Other Social Welfare Expenditures
     The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2006 were for health and social security, on which Ps. 449.8 billion (or 38.9% of programmable expenditures) was spent, and for education, on which Ps. 357.0 billion (or 21.4% of programmable expenditures) was spent.
     The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”
     The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 91.0% of the population of 15 years of age or older is literate.
     The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.
     To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established the National Workers’ Housing Fund Institute in 1972. The fund managed by the Institute is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2006, the National Workers’ Housing Fund Institute granted approximately 421,745 loans for housing purchases, construction and repair, as compared to approximately 376,444 such loans in 2005. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises
     The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.
Principal Government Agencies and Enterprises
at December 31, 2006

		% of				Outstanding
		Government	Total	Primary		Guaranteed
Agency/Enterprise	Principal Business	Ownership	Assets(2)	Surplus(2)(3)		Debt(2)
			(in millions of dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$78,819.9	$18,404.0	(1)	$0.0

Federal Electricity Commission	Production and sale of electricity	100.0	61,185.3	1,346.6		0.0

Caminos y Puentes Federales(4)	Administration of toll highways	100.0	278.3	10.3	(1)	0.0

Aeropuertos y Servicios Auxiliares(4)	Airport services	100.0	1,069.8	40.7		0.0

(1)	Preliminary.

(2)	Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(3)	Surplus after Government transfers, less interest payments.

(4)	Primary surplus before deposits to the Tesorería de la Federación, the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.
     Privatization Program
     Mexico is a mixed economy in which the private sector plays a major role. The private sector dominates the agriculture, forestry, fishing, manufacturing, construction, commerce and commercial banking industries as well as other service industries. Since the privatization of Mexico’s commercial banks beginning in the middle of 1991, the private sector has again returned to dominance in the field of financial services. By the middle of 1992, the Government had privatized all eighteen state-owned commercial banks.
     The size of the public sector in Mexico has greatly diminished, with the number of public entities having decreased from 1,155 in December 1982 to 215 at August 14, 2006. The divestiture of Government enterprises has had an important impact on public finances. Significant revenues have been obtained from the sale of privatized companies to private investors, and the Government has been freed of the ongoing obligations to support distressed entities and fund investments needed for modernization and expansion. As a result of the above and the efforts to strengthen public finances, the share of expenditures of the Government and public agencies included in the federal budget, excluding interest payments, decreased from 30.0% of GDP in 1982 to 21.9% of GDP in 2006. See “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT
General
     Under Mexico’s Ley General de Deuda Pública (General Law of Public Debt), public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”
     The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget-controlled and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.
Internal Debt of the Federal Government
     Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at June 30, 2007, indicating monies owing to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Net Internal Public Debt” below. Internal debt does not include the debt of IPAB or the debt of budget-controlled or administratively controlled agencies. At December 31, 2006, all of the Government’s internal debt was denominated and payable in pesos.
     Over the last decade, the Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government has in recent years introduced new instruments of longer maturities. In the last quarter of 1999, the Government offered for the first time 10-year securities denominated in UDIs as well as guaranteed 30-year UDI-indexed bonds. In 2000, the Government began offering three-year and five-year fixed-rate peso-denominated bonds. In July 2001, the Ministry of Finance and Public Credit, through Banco de México, executed the first auction of 10-year fixed-rate peso-denominated bonds and in July 2002, the Government began issuing seven-year fixed-rate peso-denominated bonds.
     On October 28, 2003, the Government issued its first 20-year fixed-rate peso-denominated bond, placing Ps. 1.0 billion of these instruments in the market. On October 24, 2006, the Government issued its first 30-year fixed-rate peso-denominated bond, placing Ps. 2.0 billion of these instruments in the market. The Government expects to continue to offer these instruments, now known as MBonos, on a regular basis, along with shorter-term fixed-rate peso-denominated bonds, pursuant to a securities auction calendar published each quarter by the Government. With the issuance of these securities, the Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:
•	increased use of long-term fixed-rate contracts;

•	the issuance of long-term peso-denominated securities by Mexican companies;

•	the development of long-term financial hedging products; and

•	the potential to direct long-term savings toward the financing of long-term investment projects.
     At December 31, 2006, the net internal debt of the Government was Ps. 1,547.1 billion, an increase of Ps. 363.8 billion (or 30.7% in nominal terms) as compared with Ps. 1,183.3 billion outstanding as of

December 31, 2005. This increase in net internal debt was attributable to the fact that, as in prior years, the Government financed its deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2006 totaled Ps. 1,672.8 billion, as compared to Ps. 1,242.2 billion at December 31, 2005, a 34.7% increase in nominal terms. The Government’s debt policy during recent years has allowed it to increase the average maturity of its internal debt, with an increase from 3.32 years at December 31, 2005 to 4.27 years at December 31, 2006. In 2006, the Government’s financing costs on internal debt increased by 15.9% in nominal terms, from Ps. 103.6 billion in 2005 (equivalent to 1.2% of GDP) to Ps. 120.1 billion in 2006 (equivalent to 1.3% of GDP).
     According to preliminary figures, at June 30, 2007, the net internal debt of the Government totaled Ps. 1,558.9 billion, as compared to the Ps. 1,547.1 billion outstanding at December 31, 2006. At June 30, 2007, the gross internal debt of the Government totaled Ps. 1,790.0 billion, as compared to Ps. 1,672.8 billion of gross internal debt at December 31, 2006. Of the total gross internal debt of the Government at June 30, 2007, Ps. 265.6 billion represented short-term debt and Ps. 1,524.4 billion represented long-term debt, as compared to Ps. 272.1 billion and Ps. 1,400.7 billion of short- and long-term debt, respectively, at December 31, 2006. The average maturity of the Government’s internal debt increased by 0.58 years during the first six months of 2007, from 4.27 years at December 31, 2006 to 4.85 years at June 30, 2007. The Government’s financing costs on internal debt totaled Ps. 18.2 billion for the first three months of 2007 (equivalent to 0.2% of GDP), 0.1 percentage points of GDP lower, and 19.9% less in nominal terms, as compared to the same period of 2006.
     The following table summarizes the amount (in billions of pesos) and structure (as percentage of total debt) of the internal public debt of the Government at each of the dates indicated.
Internal Debt of the Federal Government(1)

	December 31,															June 30,
	2002			2003			2004			2005			2006			2007(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	793.8	87.5%	Ps.	956.7	94.5%	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.4%	Ps.	1,569.9	93.8%	Ps.	1,685.3	94.2%
Cetes		192.1	21.2		206.4	20.4		241.5	22.0		288.2	23.2		346.0	20.7		340.8	19.0
Floating-Rate Bonds		305.3	33.6		354.7	35.1		310.5	28.2		287.6	23.2		359.6	21.5		351.2	19.6
Inflation-Linked Bonds		92.7	10.2		83.9	8.3		84.6	7.7		95.3	7.7		155.3	9.3		191.9	10.7
Fixed-Rate Bonds		203.7	22.4		311.7	30.8		402.7	36.6		502.2	40.4		709.0	42.4		801.4	44.8
Other		113.6	12.5		55.2	5.5		59.9	5.4		68.8	5.5		102.9	6.2		104.7	5.9

Total Gross Debt	Ps.	907.4	100.0%	Ps.	1,011.9	100.0%	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1672.8	100.0%	Ps.	1,790.0	100.0%

Net Debt
Financial Assets(3)		(86.1)			(84.8)			(69.2)			(58.8)			(125.7)			(231.2)

Total Net Debt	Ps.	821.3		Ps.	927.1		Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,558.9

Gross Debt/GDP			13.6%			13.9%			13.2%			13.8%			17.8%			N/A
Net Debt/GDP			12.3%			12.7%			12.4%			13.2%			16.5%			N/A

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 111.8 billion at December 31, 2006. Regulación Monetaria does not increase the Government’s overall level of internal debt because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.
External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
     The following tables set forth a summary of the external public debt of Mexico, which includes the external debt of the Government, budget-controlled agencies and administratively controlled agencies, as well as a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

		Long-Term
	Long-Term	Debt of
	Direct Debt	Budget -	Other Long-			Total Long-
	of the Federal	Controlled	Term Public	Total Long-	Total Short-	and Short-
	Government	Agencies	Debt(2)	Term Debt	Term Debt	Term Debt
	(in millions of dollars)
December 31,
2002	$43,554	$10,630	$21,845	$76,029	$2,789	$78,818
2003	44,898	11,190	21,248	77,336	1,688	79,024
2004	48,561	10,636	17,952	77,149	2,077	79,226
2005	48,689	6,736	15,464	70,889	786	71,675
2006	39,330	7,046	7,545	53,921	845	54,766
June 30, 2007(4)	38,987	9,011	6,936	54,934	2,905	57,839
By Currency(3)

	December 31,										June 30,
	2002		2003		2004		2005		2006		2007(4)
	(in millions of dollars, except percentages)
U.S. Dollars	$69,804	88.6%	$70,519	89.2%	$71,220	89.9%	$65,480	91.4%	$50,760	92.7%	$47,810	82.7%
Japanese Yen	3,849	4.9	4,013	5.1	2,937	3.7	1,990	2.8	1,006	1.8	940	1.6
Pounds Sterling	156	0.2	173	0.2	186	0.2	80	0.1	91	0.2	1,049	1.8
Swiss Francs	173	0.2	184	0.2	236	0.3	171	0.2	175	0.3	389	0.7
Others	4,836	6.1	4,135	5.3	4,647	5.9	3,954	5.5	2,734	5.0	7,651	13.2

Total	$78,818	100.0%	$79,024	100.0%	$79,226	100.0%	$71,675	100.0%	$54,766	100.0%	$57,839	100.0%

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2007), (b) external borrowings by the public sector after June 30, 2007, or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt (see “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” below) and Mexican public sector external debt that is held by public sector entities but that has not been canceled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Government’s.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.
     Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2006, commercial banks held approximately 5.6% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held 18.0%; bondholders held 70.4% and other creditors held the remaining 6.0%.
     According to preliminary figures, at December 31, 2006, Mexico’s gross external public debt totaled U.S. $54.8 billion, a decrease of U.S. $16.9 billion from the U.S. $71.7 billion outstanding at December 31, 2005. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2006 represented approximately 22.9% of nominal GDP, 1.1 percentage points higher than at the end of 2005.
     The Government’s debt policy during the past few years, together with the dynamic performance of exports, has made possible a significant reduction of external public sector debt financing costs as a percentage of total exports, with these interest payments on external public sector debt decreasing from 4.0% of total exports in 2002 to 2.9% in 2006. In 2006, according to preliminary figures, public sector external debt financing costs totaled U.S. $7.3 billion, a 2.4% increase in nominal terms as compared to the amount of these costs in 2005. Debt service payments (principal and interest) on public sector external debt increased from 3.4% of GDP in 2005 to 5.3% of GDP in 2006.
     According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $3.1 billion in the first six months of 2007, from U.S. $54.8 billion at December 31, 2006, to U.S. $57.8 billion at June 30, 2007. Of this amount, U.S. $54.9 billion represented long-term debt and U.S. $2.9 billion represented short-term debt. At June 30, 2007, commercial banks held approximately 7.1% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.1%, bondholders held 65.0% and other creditors held the remaining 10.8%.
     Subsequent to December 31, 2006:
•	On January 29, 2007, Mexico concluded an exchange and cash tender offer for certain series of its outstanding U.S. dollar-denominated bonds. The international offer invited the holders of five series of Mexico’s external bonds maturing in 2019, 2022, 2026, 2031 and 2033 to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Mexico issued U.S. $2.3 billion of reopened 6.75% Global Notes due 2034 to holders participating in the exchange offer and canceled U.S. $2.8 billion aggregate principal amount of outstanding bonds that were tendered for exchange or repurchase.

•	On March 21, 2007, Mexico issued 500,000 Series XWE07 Debt Exchange Warrants and 1,000,000 XWD07 Units, each consisting of one Series XWDA07 Debt Exchange Warrant and one Series XWDB07 Debt Exchange Warrant. The Warrants entitle the holders to exchange up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated MBonos issued by Mexico maturing in either 2014 or 2024.

Amortization Schedule of Total Public Sector External Debt(1)

		Outstanding
		as of
		December															Other
		31, 2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	Years	Total
		(in millions of dollars)
A.	Private Creditors (2)	$40,136	$2,625	$4,072	$3,800	$2,114	$1,961	$1,183	$2,504	$1,356	$2,420	$1,916	$3,229	$24	$2,039	$930	$9,964	$40,136
	Capital Markets (Bonds)	38,558	1,965	3,570	3,740	2,077	1,781	1,151	2,484	1,336	2,400	1,897	3,209	18	2034	930	9,964	38,558
	Commercial Banks	1,578	660	502	60	37	180	32	19	19	19	19	19	5	5	0	0	1,578
	Direct	815	595	32	32	6	150	0	0	0	0	0	0	0	0	0	0	815
	Syndicated	763	66	470	28	31	30	32	19	19	19	19	19	5	5	0	0	763
B.	Multilateral Creditors	8,200	929	877	823	650	1,155	597	507	474	392	276	246	241	202	182	650	8,201
	Inter-American Development Bank	4,032	445	451	442	422	372	297	230	215	158	87	80	80	80	80	593	4,032
	World Bank	4,168	484	426	381	228	783	300	277	259	235	189	166	161	122	102	57	4,168
C.	External Trade	3,139	834	443	352	282	257	228	172	152	120	77	51	35	32	32	76	3,139
	Eximbanks	1,679	192	186	183	176	172	171	117	106	102	62	41	31	31	31	76	1,679
	Commercial Banks(3)	1,461	642	257	168	105	84	57	55	46	17	15	9	4	1	1	0	1,461
D.	Restructured Debt	131	55	0	0	77	0	0	0	0	0	0	0	0	0	0	0	131
E.	Other(4)	3,159	3,159	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3,159
Public Sector Total		$54,766	$7,602	$5,392	$4,975	$3,122	$3,373	$2,008	$3,182	$1,982	$2,931	$2,269	$3,525	$300	$2,273	$1,144	$10,690	$54,766

Note: Totals may differ due to rounding.

(1)	Preliminary. External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2006), (b) external borrowings by the public sector after December 31, 2006, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.

(3)	Includes foreign trade lines, revolving credits and other short-term credits.

(4)	Refers to changes in direct debt, related to long-term productive infrastructure projects (“PIDIREGAS”).

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt and Debt Service Reduction Transactions
     In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.
     During the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF.
     The 1989-1992 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. These bonds were known as Brady Bonds. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options: approximately U.S. $21 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1 billion in new credits over four years.
     As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.
     The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provide for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Six series (only one of which remains outstanding) of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and so trade independently. These series represent contingent payment obligations payable through June 30, 2008. The remaining 11 series that were not separated were canceled together with the Brady Bonds to which they were attached. As of August 6, 2007, the following series of Value Recovery Rights was outstanding:

Series	Notional Amount Outstanding	Final Payment Date
F	U.S. $1,070,402,000	June 30, 2008
     In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of its goals. In mid-1986,

Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt-equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.
     In March 1990, Mexico introduced a new debt-equity swap program that was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one third of these rights (which expired in April 1992) were exercised, since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through October 6, 2005 (the date on which the program ended), approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations, to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.
     Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.2 billion of 10-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.2 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.
     In 1992, the Government canceled U.S. $7.2 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.
     In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a modified Dutch auction.
     The Government’s liability management transactions since 2001 include:
•	a March 2001 offer to exchange dollar-denominated Discount Bonds and Par Bonds for a combination of new unsecured global bonds due 2019 and a payment in cash, which resulted in the exchange of U.S. $3.3 billion of Discount Bonds and Par Bonds;

•	a May 2001 repurchase of U.S. $1.0 billion aggregate principal amount of U.S. dollar-denominated Discount Bonds and Par Bonds;

•	an August 2001 repurchase of U.S. $441 million aggregate principal amount of U.S. dollar-denominated Par Bonds;

•	an October 2001 redemption of U.S. $192 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	an April 2002 redemption of two series of floating rate notes denominated in U.S. dollars and euros, totaling approximately U.S. $829 million;

•	a May 2002 repurchase of U.S. $260 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a June 2002 repurchase of U.S. $589 million aggregate principal amount of U.S. dollar-denominated Discount Bonds;

•	a September 2002 repurchase of U.S. $1.3 billion of U.S. dollar-denominated Par Bonds;

•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;

•	a May 15, 2003 redemption of the entire amount of outstanding U.S. dollar-denominated Par Bonds, totaling U.S. $4.3 billion;

•	a July 28, 2003 redemption of the entire amount of Mexico’s outstanding Brady Bonds, denominated in Italian lira and Deutsche Marks, totaling approximately U.S. $1.3 billion;

•	an April 21, 2004 exchange offer pursuant to which the Government issued approximately U.S. $793 million of its 5.875% Global Notes due 2014 and U.S. $2.1 billion of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $670 million of its 8.125% Global Bonds due 2019, U.S. $464 million of its 8.00% Global Notes due 2022 and U.S. $1.2 billion of its 11.50% Global Bonds due May 15, 2026;

•	an October-November 2005 repurchase of approximately U.S. $1.6 billion aggregate principal amount of eight series of Mexico’s fixed-rate, U.S. dollar-denominated and two series of Mexico’s fixed-rate, Italian lira-denominated bonds with maturity dates from 2007 to 2033;

•	a November 23, 2005 issuance of debt exchange warrants, pursuant to which the Government issued 1,000,000 Series XW5 Warrants, 1,000,000 Series XW10 Warrants and 500,000 Series XW20 Warrants entitling their holders to exchange on November 9, 2006, October 10, 2006 and September 1, 2006, respectively, a determined principal amount of certain of Mexico’s U.S. dollar-denominated bonds and notes for a set principal amount of certain Mexican peso-denominated MBonos;

•	a February-March 2006 tender offer, pursuant to a modified Dutch Auction, through which the Government repurchased the following debt securities:

		Aggregate Principal	Aggregate Principal Amount
Title of Purchased Securities	ISIN	Amount Repurchased	Outstanding after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$278,350,000	U.S.$1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL 38,750,000,000	ITL 391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$226,121,000	U.S.$1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$299,648,000	U.S.$1,200,352,000
7.375% Notes of 2001/2008	XS0126200988	€132,750,000	€617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM 72,000,000	DEM 678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$360,460,000	U.S.$1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 127,131,000	DEM 1,372,869,000
7.50% Notes due 2010	XS0108907303	€81,034,000	€918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$237,980,000	U.S.$1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$258,066,000	U.S.$1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL 67,751,000,000	ITL 671,249,000,000
5.375% Global Notes due 2013	XS0170239932	€27,160,000	€722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$439,592,000	U.S.$1,560,408,000
11% Notes due 2017	XS0075866128	ITL 12,250,000,000	ITL 487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$36,872,000	U.S.$2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$6,892,000	U.S.$150,713,000
6.75% Notes due 2024	XS0184889490	£23,474,000	£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$86,770,000	U.S.$2,838,230,000
•	a March 29, 2006, issuance of 600,000 Series XWE Debt Exchange Warrants entitling their holders to exchange a determined principal amount of certain euro-, Italian lira- and Deutsche Mark-denominated bonds and notes issued by Mexico for a set principal amount of Mexican peso-denominated MBonos due in either 2013 or 2023; and

•	a January 2007 exchange and cash tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2019, 2022, 2026, 2031 and 2033 were invited to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Following settlement, approximately U.S. $2.8 billion of outstanding bonds including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.50% Global Notes due 2033 were canceled. An aggregate principal amount of U.S. $2.3 billion in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1.1 billion. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1.7 billion principal amount of 8.125% Global Bonds due 2019, U.S. $753 million principal amount of 8.00% Global Notes due 2022, U.S. $339 million principal amount of 11.50% Global Bonds due May 15, 2026, U.S. $1.9 billion principal amount of 8.30% Global Notes due 2031 and U.S. $1.3 billion principal amount of 7.500% Global Notes due 2033 remained outstanding.

•	On March 21, 2007, Mexico issued 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant, which will trade separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitle the holders to exchange, on September 19, October 11 and November 7, 2007, respectively, up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2024.
Debt Record
     Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See “—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION
PUBLIC DEBT OF THE GOVERNMENT
I. Direct Debt of the Government
Table I. Floating Internal Debt at June 30, 2007
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Short-term Treasury Certificates (“Cetes”)	Various	Various	Ps.	265,577.6	None

Total Floating Internal Debt			Ps.	265,577.6

Table II. Funded Internal Debt at June 30, 2007
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	801,391.6	None
Development Bonds (“Bondes”)	Various	Various		167,921.1	None
Development Bonds (“Bondes D”)	Various	Various		183,251.4	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		191,944.0	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		62,474.0	None
One-year Treasury Certificates (“Cetes”)(1)	Various	Various		75,208.0	None
Others	Various	Various		42,273.1	None

Total Funded Internal Debt			Ps.	1,524,463.2

(1)	One-year Cetes are the only long-term Treasury Certificates issued by the Federal Government.
Table III. Net Internal Debt at June 30, 2007
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Total Floating Internal Debt			Ps.	265,577.6
Total Funded Internal Debt				1,524,463.2
Assets(1)	Various	Various		(231,186.1)	None

Total Net Internal Debt			Ps.	1,558,854.7

(1)	Includes Banco de México’s General Account Balance, which is positive (indicating monies owing to the Federal Government).

Table IV. Funded External Debt at June 30, 2007
Bond Issues at June 30, 2007

					Original	Principal
		Date of	Maturity		Principal	Amount
Title	Interest Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands)
Bonds of the United Mexican States for Economic Development 16 1/2% Loan Stock 2008	16 1/2	Sep. 1981	Sep. 2008	STG	50,000	46,678	(2)
Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(3)
Interest-Only Notes due 2008	Variable	Jan. 1996	Mar. 2008	USD	499,547	39,964	(4)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	338,580
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	788,589
DM Bonds of 1997/2009	8.250	Feb. 1997	Feb. 2009	DM	1,500,000	1,226,039
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	333,884,590
DM Bonds of 1997/2008	8.0	July 1997	July 2008	DM	750,000	576,362
8.625% Global Bonds due 2008	8.625	Mar. 1998	Mar. 2008	USD	1,000,000	654,899
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA	750,000,000	589,789,778
Global Bonds due 2009	10.375	Feb. 1999	Feb. 2009	USD	1,000,000	522,811	(5)
Global Bonds due 2009	10.375	Apr. 1999	Feb. 2009	USD	500,000	261,406
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	315,436
Global Bonds due 2009	10.375	Oct. 1999	Feb. 2009	USD	425,000	222,195
Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,042,905
Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	347,635
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	784,363
Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010		€1,000,000	749,859
Notes due 2008	8.625	Apr. 2000	Mar. 2008	USD	500,000	327,450
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	1,060,574
Notes due 2008	7.375	Mar. 2001	Mar. 2008		€750,000	573,939
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,703,447
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	707,049
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	866,923
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	577,949
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	941,959
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	753,456
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	433,461
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	1,314,399
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	702,204
Notes due 2008	4.625	Apr. 2003	Oct. 2008	USD	1,500,000	1,080,921
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	430,440
Notes due 2013	5.375	June 2003	Jun. 2013		€750,000	717,220
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	740,363
Notes due 2009	Variable	Jan. 2004	Jan. 2009	USD	1,000,000	1,000,000
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	587,305
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	884,985
Notes due 2009	Variable	Aug. 2004	Jan. 2009	USD	500,000	500,000
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	3,766,566
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	750,000
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	702,204
Notes due 2012	3.0	June 2005	June 2012	SF	250,000	250,000
Notes due 2015	4.5	June 2005	June 2015		€750,000	750,000
Internotes due 2011	5.0	Feb. 2006	Feb. 2011	USD	5,147	5,147
Internotes due 2013	5.1	Feb. 2006	Feb. 2013	USD	3,030	3,030
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	3,000,000

Loans from Multilateral and Bilateral Organizations
at June 30, 2007

	Interest	Date of	Maturity		Principal Amount
Title	Rate (%)	Issue	Date	Currency(1)	Outstanding (8)	Remarks
					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, SDR, SF, SK, STG, USD, VB, ¥, €	$5,680,291	(6	)(7)
Loans from Banks and Suppliers
at June 30, 2007

					Original	Principal
	Interest	Date of	Maturity		Principal	Amount
Title	Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands of dollars)
Others	Various	Dec. 1995	Various	USD	$709,911	$32,795

Total Funded External Debt						$38,987,272	(9)

(1)	The currencies are defined as: ATS, Austrian shilling; Bfr, Belgian franc; C$, Canadian dollar; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Right; SF, Swiss franc; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euro.

(2)	Payment of the principal amount at stated maturity of the bonds is secured by the pledge (in March 1988) of U.S. Treasury zero-coupon obligations and zero-coupon receipts evidencing interests in U.S. Treasury obligations having a face amount at least equal to the outstanding principal amount of the bonds. Holders of the bonds have no recourse to the principal collateral prior to March 30, 2008. At June 30, 2007, the aggregate market value of the collateral securing the payment of principal of the bonds was approximately U.S. $88.24 million. Payment of the interest on the bonds is secured by the pledge (in March 1990) of cash and permitted investments having a face amount equal to the lesser of (i) 15% of the aggregate outstanding principal amount of the bonds and (ii) the aggregate amount of interest payable on the bonds from the last interest payment date on which interest was paid in full to the stated maturity date of such bonds. Permitted investments include: (i) senior direct obligations of, and obligations fully guaranteed by, the United States or certain of its agencies and instrumentalities; (ii) senior direct obligations of international development banks having a qualified rating; (iii) obligations rated AAA or AA by Standard & Poor’s Corporation or Aaa or Aa by Moody’s Investors Service (a “qualified rating”) and fully guaranteed by an international development bank; (iv) demand and time deposits in, certificates of deposit of, or banker’s acceptances issued by, any Federal Reserve Bank or banking institution with commercial paper rated at least A-2 or P-2; (v) repurchase obligations with respect to any security described in clause (i) or clause (ii) with primary dealers or banks having commercial paper rated at least A-2 or P-2; (vi) securities with a qualified rating; (vii) commercial paper rated A-1 or P-1; (viii) senior direct obligations of corporations with qualified ratings or commercial paper rated A-1 or P-1; (ix) repackaged senior direct obligations of the United States or certain of its agencies and instrumentalities; and (x) other investments that are acceptable to Moody’s Investors Service or Standard & Poor’s Corporation as permitted investments of funds held as collateral for securities having a qualified rating. In the event that interest on the bonds is not paid within 30 days after the due date thereof, the interest collateral for the bonds will be made available for the payment of such interest at the request of the holders of not less than 25% of the aggregate principal amount of the bonds then outstanding. In the event that any interest collateral is applied to the payment of the interest due on the bonds, Mexico is not obligated to pledge additional collateral to secure interest payments on the bonds. At June 30, 2007, the aggregate market value of the collateral securing interest on the bonds was approximately U.S. $43.08 million.

(3)	Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(4)	The Notes pay only interest, calculated on a notional principal amount of U.S. $1,127,000,000. The initial purchase price of the Notes was 44.3254% of the notional principal amount.

(5)	Each U.S. $1,000 principal amount of these bonds was issued with one warrant entitling the holder to exchange on February 28, 2000 a specified amount of Mexico’s U.S. dollar-denominated Collateralized Fixed Rate Bonds Due 2019 or Collateralized Floating Rate Bonds Due 2019 for U.S. $1,000 principal amount of either Mexico’s Floating Rate Bonds due 2005 or, subject to the certain conditions specified therein, Mexico’s 11 3/8% Bonds due 2016.

(6)	Semi-annual, quarterly or monthly amortization calculated to retire loans or securities by maturity.

(7)	The direct obligors in respect of U.S. $2,137,792,000 of these loans are Banobras (U.S. $741,365,000), Bancomext (U.S. $31,759,000), NAFIN (U.S. $1,340,085,000) and Sociedad Hipotecaria Federal (U.S. $24,583,000), acting in their capacities as financing agents for the Federal Government. The Federal Government is the direct borrower of the remainder of these loans (U.S. $3,542,499,000). The outstanding amount of the portion of these loans as to which the Federal Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.

(8)	Includes revaluation because of changes in parity of foreign currencies.

(9)	This total is expressed in U.S. dollars and differs from the addition of all items, some of which are expressed in other currencies.

II. Debt of Budget-controlled Agencies and Other External Debt
Table V. External Debt of Budget-controlled Agencies at June 30, 2007
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Federal Electricity Commission	$3,746.1	$210.7
PEMEX	7,208.6	1,732.8

Total External Debt of Budget-controlled Agencies	$10,954.7	$1,943.5

Table VI. Other Public Sector External Debt at June 30, 2007(1)
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Financial Sector	$7,896.7	$961.0
NAFIN	3,845.4	761.0
Banobras	2,634.9	0.0
Bancomext	1,391.8	200.0
SHF	24.6	0.0
Non-Financial Sector	0.0	0.0

Total	$7,896.7	$961.0

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At March 31, 2007, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $6.0 million; no private sector debt was guaranteed by the Government at that date.